CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Proposed Maximum	Proposed Maximum
Title of Each Class of Securities	Amount to be	Aggregate Price Per	Aggregate Offering
to Be Registered	Registered	Unit(2)	Price(2)	Registration Fee (3)
Common Stock(1)	25,300,000	$5.40	$136,620,000	$14,618.34

(1)	Also includes associated preferred share rights to purchase shares of Coeur common stock, which preferred rights are not currently separable from the shares of common stock and are not currently exercisable.

(2)	Estimated solely for the purpose of calculating the registration fee.

(3)	Calculated pursuant to Rule 457(c) based on the average of the high and low prices of the Common Stock on the New York Stock Exchange on March 8, 2005, and in accordance with Rules 457(o) and 457(r). Pursuant to Rule 457(p), the Registrant is applying $11,272.19 that has already been paid with respect to securities that were previously registered pursuant to Registration Statement No. 333-114671, and were not issued thereunder, to the filing fee payable hereunder. A net filing fee of $3,346.15 has been transmitted to the SEC in connection with the securities offered by means of this prospectus supplement.

The information in this preliminary prospectus supplement and accompanying prospectus is not complete and may be changed. An automatic shelf registration statement relating to these securities has been filed with the Securities and Exchange Commission. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

This filing is made pursuant to Rule 424(b)(5)
under the Securities Act of 1933 in connection
with Registration No. 333-130711
Subject to completion, dated March 14, 2006
PROSPECTUS SUPPLEMENT
(to Prospectus Dated December 27, 2005)
Coeur d’Alene Mines Corporation
22,000,000 SHARES
COMMON STOCK

        This is a public offering of common stock of Coeur d’Alene Mines Corporation. We are offering 22,000,000 shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol “CDE” and on the Toronto Stock Exchange under the symbol “CDM.” On March 10, 2006, the last reported sale price of our common stock on the New York Stock Exchange was $5.71 per share and the last reported sale price of our common stock on the Toronto Stock Exchange was Can$6.56 per share.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page S-14 of this prospectus supplement and “Risk Factors” beginning on page 4 of the accompanying prospectus.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Coeur d’Alene Mines Corporation	$	$
      We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 3,300,000 additional shares from us within 30 days following the date of this prospectus supplement to cover over-allotments.
      Delivery of the shares of common stock will be made on or about March      , 2006.
Joint Book-Running Managers

Deutsche Bank Securities	JPMorgan
Co-Managers

Bear, Stearns & Co. Inc.	RBC Capital Markets
The date of this prospectus supplement is March      , 2006.

ABOUT THIS PROSPECTUS SUPPLEMENT
      We provide information to you about this offering of shares of our common stock in:

•	this prospectus supplement, which provides the specific details regarding this offering; and

•	the accompanying base prospectus, which provides general information.
      Generally, when we refer to this “prospectus,” we are referring to both documents combined. Some of the information in the base prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying base prospectus or the documents incorporated by reference herein, you should rely on this prospectus supplement. In particular, any information in this prospectus supplement related to our financial information for the quarter and nine months ended September 30, 2005 replaces corresponding information in the base prospectus related to such periods.
A NOTE ABOUT FORWARD-LOOKING STATEMENTS
      This prospectus, including information incorporated into this document by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements, and are contained throughout this prospectus, including under the sections entitled “Coeur d’Alene Mines Corporation” and “Risk Factors,” and in the information incorporated into this prospectus by reference. These statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed results of operations, business strategies, financing plans, competitive position and potential growth opportunities. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believes,” “expects,” “anticipates,” “hopes,” “may,” should” “projected, “contemplates,” “intends,” “plans” or “estimates” or similar expressions.
      Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. All forward-looking statements contained in or incorporated by reference into this prospectus are qualified by these cautionary statements and are made only as of the date of this prospectus. We undertake no obligation, other than as required by law, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PROSPECTUS SUPPLEMENT SUMMARY
      This summary is not complete and may not contain all of the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus carefully, as well as the documents incorporated by reference, before making an investment decision. Unless otherwise indicated, the words “we,” “our,” “us,” “Coeur” and “the Company” refer to Coeur d’Alene Mines Corporation.
Our business
      Coeur d’Alene Mines Corporation is the largest publicly traded primary silver producer in the world and is engaged, through its subsidiaries, in the operation and/or ownership, development and exploration of silver and gold mining properties and companies located primarily within the United States (Nevada, Idaho and Alaska), South America (Chile, Argentina and Bolivia), Australia (New South Wales) and Africa (Tanzania). In 2005, we produced approximately 13.7 million ounces of silver and 134,227 ounces of gold.
      Our principal silver mines are located in southern Chile (the Cerro Bayo mine), in Argentina (the Martha mine), in Nevada (the Rochester mine), in Australia (the Endeavor mine and the Broken Hill mine) and in the Silver Valley region of northern Idaho (the Galena mine). In addition, we own or lease, either directly or through our subsidiaries, silver and gold development projects in Bolivia (the San Bartolomé silver project) and in Alaska (the Kensington gold property). We also control strategic properties with significant exploration potential close to our existing mining operations. Our customers are bullion trading banks that purchase silver and gold from us and then sell these metals to end users for use in industry applications such as electronic circuitry, in jewelry and silverware production and in the manufacture and development of photographic film. In addition, we sell high grade gold and silver concentrates to smelters in Japan, Canada, Mexico and Australia.
      We were incorporated in Idaho in 1928. Our principal executive office is located at 505 Front Avenue, P.O. Box I, Coeur d’Alene, Idaho 83814 and our telephone number is (208) 667-3511. Our website is www.coeur.com. Information contained in the web site is not incorporated by reference into this prospectus, and you should not consider information contained in the web site as part of this prospectus.
Our strategy
      Our business strategy is to capitalize on the ore reserve/mineralized material bases located at our operating mines and the expertise of our management team to continue as one of the world’s leading primary silver production companies through long-term, cash flow generating growth. The principal elements of our business strategy are to:

•	continue to increase our silver production and reserves;

•	decrease cash costs by focusing on increasing operating efficiencies at our existing operations and growing lower-cost production;

•	transform development-stage properties into producing mines;

•	acquire operating mines, mineral interests, exploration and/or development properties with a view to reducing our cash and total costs per ounce of silver produced, provide immediate positive cash flow return and expand our silver production base and reserves; and

•	continue to explore for new silver and gold discoveries primarily near our existing mine sites.

Principal operating properties

Cerro Bayo mine, Chile
      We believe the Cerro Bayo mine has been one of the lowest cost silver mines in the world. The Cerro Bayo District covers about 205 square miles and is located south of Coyhaique, the capital of Region XI in southern Chile, and approximately 17 miles west of the town of Chile Chico. The project lies on the east side of the Andes mountain range at an elevation ranging from 600 to 4,500 feet and is serviced by a gravel road from Chile Chico. The property contains multiple epithermal veins containing gold and silver.
      Production at the Cerro Bayo mine in 2005 was approximately 2.9 million ounces of silver and 61,000 ounces of gold. Cash costs per ounce of silver produced were $0.54 in 2005.
      The ore processing mill for the Cerro Bayo mine uses a standard flotation process to produce a high grade gold and silver concentrate, with a design capacity of 1,650 tons per day. During 2005, we experienced recovery rates of approximately 92.8% for gold and 94.7% for silver.
      Our recent exploration programs have produced positive results. During 2005, we continued our exploration and development program in the district with our efforts concentrated in the Cerro Bayo and Laguna Verde zones in the east and west sections of our land holdings. In 2005, we spent approximately $4.8 million on exploration for new gold and silver mineralization and reserve definition and completed nearly 245,000 feet of core drilling. After giving effect to 2005 mine production, silver reserves at December 31, 2005 increased by 72% to 7.5 million ounces, and gold reserves increased by 71% to 0.13 million ounces from 2004.
      Numerous epithermal veins located within the 205 square mile property package in the Cerro Bayo district offer exploration and development opportunities for us. To date, we have discovered over 100 veins, the majority of which are located within nine miles of our existing ore processing facilities. Of particular interest from 2005 exploration was the discovery of the Marcela Sur, Cascada and Gabriela veins. Marcela Sur, situated about 1,000 meters west of the current mining operations in main Cero Bayo zone, was discovered beneath 50 to 70 meters of post-mineral sediment. Cascada lies south of the Cerro Bayo mining operations while Gabrielas occurs near the processing facility at Laguna Verde. In 2006, we expect to spend $4.9 million for exploration to attempt to discover new silver and gold veins and define new reserves at Cerro Bayo.

Cerro Bayo mine — Proven and probable ore reserves and Mineralized material at December 31, 2005

	Proven and Probable
	Ore Reserves	Mineralized Material

Tons (000’s)	935	4,113
Ounces of silver per ton	8.00	6.19
Contained ounces of silver (000’s)	7,476	—
Ounces of gold per ton	0.14	0.10
Contained ounces of gold	131,600	—

Martha mine, Argentina
      We believe the Martha mine is one of the highest grade silver mines in the world. In April 2002, we acquired 145,000 acres of prospective ground including the Martha high-grade underground silver mine located in Argentina, approximately 270 miles southeast of the Cerro Bayo mine, for $2.5 million. Like Cerro Bayo, silver and gold are hosted in multiple, epithermal veins at the Martha mine — though Martha ore is of much higher silver grade than Cerro Bayo.
      Production at the Martha mine in 2005 was approximately 2.1 million ounces of silver and 2,600 ounces of gold. Cash costs per ounce of silver produced were $4.60 in 2005.
      We transport ore mined at the Martha mine by truck for processing at the Cerro Bayo mill, which is located 270 miles northwest of the Martha mine. The transport costs to ship the ore to the Cerro Bayo mill from the Martha mine have necessitated a focus on the highest grade portions of the veins discovered at the

Martha mine; however, lower grade mineralized material exists, but is not included in reserves. During 2006, we plan to complete a feasibility study at the Martha mine which may allow the processing of the lower-grade material.
      In June 2002, we commenced shipping of high-grade Martha mine ore to the Cerro Bayo mill. All of the production came from the Martha vein, which was one of six known veins on the Martha mine property prior to our acquisition of the property. Also in 2002, exploration discovered both extensions of the Martha mine vein and the R4 Zone within the vein, which is located 300 feet southwest of the main Martha mine mining areas. During 2005, we spent $2.7 million on exploration at the Martha mine to attempt to discover new silver-and gold-bearing veins and define new reserves.
      In 2004, similar to Cerro Bayo, we embarked on the first year of an exploration program to extend the mine life at the Martha mine to three years. During 2006, we expect to spend $2.9 million on exploration for the discovery of new mineralization and reserve development, across our large land holdings in the province of Santa Cruz which totals over 620 square miles. In 2005, we announced discovery of the Betty West vein, approximately 0.6 miles north of the current Martha mine. In addition, exploration also defined extensions at depth and on strike of the Martha and R4 ore-bearing structures which was the main focus of the year’s program. Work in the coming year will focus on expanding those discoveries and exploration for additional silver and gold mineralized veins and structures. Silver reserves at December 31, 2005, after giving effect to 2005 mine production increased by 59% to 4.1 million ounces from 2004. Based on reserves and mineralized material discovered to date, the mine life at the Martha mine has been extended to at least three and a half years.
      The Martha mine property is large, covering 283 square miles of prospective geology for silver and gold mineralization. To date, we have focused our exploration on the immediate Martha mine area. In addition, we own about another 337 square miles of exploration stage properties in Santa Cruz, Argentina which we identified through our reconnaissance activities.

Martha mine — Proven and probable ore reserves and Mineralized material at December 31, 2005

	Proven and Probable
	Ore Reserves	Mineralized Material

Tons (000’s)	67	134
Ounces of silver per ton	60.29	45.37
Contained ounces of silver (000’s)	4,054	—
Ounces of gold per ton	0.08	0.05
Contained ounces of gold	5,400	—

Rochester, Nevada
      The Rochester mine is a silver and gold surface mine located in northwestern Nevada. We believe it is one of the largest primary silver mines in the United States. The mine commenced operations in 1986. The property consists of 22 patented and 589 unpatented contiguous mining claims, including 54 mill-site claims totaling approximately 11,000 acres.
      Production at the Rochester mine in 2005 was approximately 5.7 million ounces of silver and 70,298 ounces of gold. Cash costs per ounce of silver were $4.82 per ounce in 2005.
      The mine utilizes the heap leaching process to extract both silver and gold from ore mined using conventional open pit methods. Ore is crushed and transported by conveyor to a loadout facility where it is transferred to 150 ton trucks which transport the crushed ore to leach pads where solution is applied via drip irrigation to dissolve the silver and gold contained in the ore. Certain low-grade ores are hauled directly, as run-of-mine, by 100 ton haul trucks to leach pads where solution is applied to dissolve the silver and gold contained in the ore. The solutions containing the dissolved silver and gold are pumped to a processing plant where zinc precipitation is used to recover the silver and gold from solution as doré. The doré is transported to a refinery for final processing after which the silver and gold is sold on established markets through third party broker dealers.
      Based upon actual operating experience and certain metallurgical testing, we estimate ultimate recovery rates from the crushed ore of 61.5% for silver, depending on the ore being leached, and 93% for gold. The leach cycle at the Rochester mine requires leaching to approximately the year 2011 for all recoverable metal to be recovered. A significant proportion of metal recovery occurs after mining is completed.
      At the Nevada Packard satellite deposit, located south of the Rochester deposit, we commenced mining of silver in the first quarter of 2003. Mining at Nevada Packard is expected to be completed in 2006.

Rochester mine — Proven and probable ore reserves and Mineralized material at December 31, 2005 (includes Nevada Packard)

	Proven and Probable
	Ore Reserves	Mineralized Material

Tons (000’s)	10,168	15,646
Ounces of silver per ton	0.86	1.03
Contained ounces of silver (000’s)	8,765	—
Ounces of gold per ton	0.011	0.010
Contained ounces of gold	112,650	—

Endeavor mine, Australia
      On May 23, 2005, we acquired all of the silver production and reserves, up to a maximum of 17.7 million payable ounces, contained at the Endeavor mine in Australia, which is owned and operated by Cobar Operations Pty. Limited (“Cobar”), a wholly-owned subsidiary of CBH Resources Ltd. (“CBH”) for $38.4 million. The Endeavor mine is located 720 kilometers northwest of Sydney in New South Wales and has been in production since 1983. This acquisition provides us with a long-term production base with a predetermined formula for cash costs, thereby providing a higher degree of cost certainty than that available to the industry as a whole. Under the terms of the agreement, CDE Australia, our wholly-owned subsidiary, paid Cobar $15.4 million of cash at the closing. In addition, CDE Australia will pay Cobar approximately $23.0 million upon the receipt of a report confirming that the reserves at the Endeavor mine are equal to or greater than the reported ore reserves for 2004. Payment is expected to be made in 2006. In addition to these upfront payments, we pay Cobar an operating cost contribution of $1.00 for each ounce of payable silver plus a further increment when the silver price exceeds $5.23 per ounce. This further increment begins on the second anniversary of this agreement and is 50% of the amount by which the silver price exceeds $5.23 per ounce. A cost contribution of $0.25 per ounce is also payable by us in respect of new ounces of proven and probable silver reserves as they are discovered.
      The Endeavor mine is an underground lead/zinc/silver mine. The mine employs bulk mining methods and utilizes a conventional flotation mill to produce a concentrate that is sold to a third party smelter. Silver recovery averaged approximately 45% from May 23, 2005 to December 31, 2005.
      On October 24, 2005, CBH announced that mining operations at the Endeavor mine had been suspended below the No. Four haulage level following an uncontrolled fall of waste ground into the mine’s 6Z2 crown pillar stope. Limiting production to above this level was done as a safety precaution due to the proximity of the 6Z2 crown pillar stope to the main haulage decline. In late November 2005, CBH announced that mine operations had recommenced below the No. Four haulage level, but at a reduced production rate. Based on the progress made to date in correcting issues related to the ground fall, we expect the mine to resume normal operations during mid-2006.
      Our share of silver production in 2005 from the Endeavor mine from May 23, 2005 amounted to 316,169 ounces of silver. The cash cost per ounce of silver production was $2.05.
      We are not required to contribute to ongoing capital costs at the mine.

Endeavor mine — Proven and probable ore reserves and Mineralized material at December 31, 2005

	Proven and Probable
	Ore Reserves	Mineralized Material

Tons (000’s)	12,125	8,488
Ounces of silver per ton	1.93	2.03
Contained ounces of silver (000’s)	23,341	—

Broken Hill mine, Australia
      On September 8, 2005, we acquired all of the silver production and reserves, up to 17.2 million payable ounces, contained at the Broken Hill mine in Australia, which is owned and operated by Perilya Broken Hill Ltd. (“PBH”) for $36.0 million. The Broken Hill mine is located in New South Wales, Australia, and is a zinc/lead/silver ore body. Like the Endeavor acquisition, this transaction provides us a long-term source of silver production with a predetermined formula for cash costs. Pursuant to the agreement, the transaction includes up to a maximum of approximately 24.5 million contained ounces (or 17.2 million payable ounces) of silver to be mined by PBH at Broken Hill on our behalf. In addition to the initial acquisition payment, we will pay PBH an operating cost contribution of approximately $2.00 for each ounce of payable silver produced under the terms of the agreement and PBH may earn up to $6.0 million of additional consideration by meeting certain silver production thresholds over the next eight years.
      The Broken Hill mine is an underground lead/zinc/silver mine. The mine uses bulk mining methods and utilizes a conventional flotation mill to produce a concentrate that is sold to third party smelters in Australia. Silver recovery averaged approximately 75.4% from September 8, 2005 to December 31, 2005.
      Our share of silver production in 2005 from the Broken Hill mine from September 8, 2005 amounted to 657,093 ounces of silver. The cash cost per ounce of silver production was $2.72.
      We are not required to contribute to ongoing capital costs at the mine.

Broken Hill mine — Proven and probable ore reserves and Mineralized material at December 31, 2005

	Proven and Probable
	Ore Reserves	Mineralized Material

Tons (000’s)	11,519	10,825
Ounces of silver per ton	1.30	1.93
Contained ounces of silver (000’s)	14,955	—

Coeur Silver Valley, Idaho
      We own and operate the Galena underground silver mine, an operating mine, and the Coeur and Caladay properties, that adjoin to the Galena mine, located in the heart of the Coeur d’Alene Mining District. Our property consists of 6,131 acres of owned fee land, patented mining claims and unpatented claims in addition to 4,800 acres of leased claims.
      The Galena mine is an underground silver-copper mine located immediately west of the City of Wallace in Shoshone County in northern Idaho. The property consists of 52 patented mining claims and 25 unpatented mining claims totaling approximately 1,100 acres.
      Silver production at the Galena mine in 2005 was approximately 2.1 million ounces of silver at a cash cost of $8.37 per ounce. The high level of 2005 cash costs was the result of lower-grade ore and the conversion to higher-cost mining methods needed to accommodate ground conditions in certain mining areas during 2005.
      During the second half of 2003, we commenced a three-year plan designed to locate, develop and mine additional resources believed to exist on the property which, if successful, could result in an extended mine life. However, as a result of the mine’s performance during 2005, we are currently evaluating the mine plan, including the current development and exploration plans, and strategic alternatives which could include a possible sale of our wholly-owned subsidiary which owns the mine. The outcome of this review is not known at this time but the extent of future mine operations could be impacted.

Galena mine — Proven and probable ore reserves and Mineralized material at December 31, 2005

	Proven and Probable
	Ore Reserves	Mineralized Material(1)

Tons (000’s)	444	2,580
Ounces of silver per ton	24.50	11.74
Contained ounces of silver (000’s)	10,879	—

(1)	Includes both the Galena and Coeur mines.

OPERATING MINE PRODUCTION SUMMARY
      The following table summarizes operating mine production information by mine and consolidated production and sales information for the three years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003

CERRO BAYO MINE
Silver ozs	2,875,047	3,235,192	3,319,429
Gold ozs	61,058	57,558	65,370
Cash Costs per oz./silver	$0.54	$1.01	$(0.04)
Total Costs per oz./silver	$2.30	$2.43	$2.39
MARTHA MINE
Silver ozs	2,093,464	1,709,069	1,549,425
Gold ozs	2,589	2,318	1,785
Cash costs per oz./silver	$4.60	$4.08	$1.96
Total costs per oz./silver	$5.01	$5.05	$2.82
ENDEAVOR MINE(A)
Silver ozs	316,169	—	—
Cash Costs per oz./silver	$2.05	—	—
Total Costs per oz./silver	$3.35	—	—
BROKEN HILL MINE(A)
Silver ozs	657,093	—	—
Cash costs per oz./silver	$2.72	—	—
Total costs per oz./silver	$5.47	—	—
ROCHESTER MINE
Silver ozs	5,720,489	5,669,074	5,585,385
Gold ozs	70,298	69,456	52,363
Cash Costs per oz./silver	$4.82	$3.93	$4.67
Total Costs per oz./silver	$6.66	$5.66	$5.58
GALENA MINE (COEUR SILVER VALLEY)
Silver ozs	2,060,338	3,521,813	3,735,663
Gold ozs	282	354	843
Cash Costs per oz./silver	$8.37	$5.46	$4.66
Total Costs per oz./silver	$9.34	$6.02	$5.03
CONSOLIDATED PRODUCTION TOTALS
Silver ozs	13,722,600	14,135,148	14,189,902
Gold ozs	134,227	129,686	120,361
Cash costs per oz./silver	$4.26	$3.66	$3.27
Total costs per oz./silver	$5.77	$4.94	$4.39
CONSOLIDATED SALES TOTAL
Silver ozs. sold	14,707,933	13,354,961	15,032,114
Gold ozs. sold	146,749	117,257	128,899
Realized price per silver oz	$7.44	$6.82	$4.89
Realized price per gold oz	$452	$409	$345

(A)	We acquired our interests in the Endeavor and Broken Hill mines in May 2005 and September 2005, respectively.

Development projects

San Bartolomé, Bolivia
      We control the mining rights for the San Bartolomé project, a silver property in Bolivia. Based upon the results of a feasibility study completed in 2004, we estimate the capital cost of the project to be approximately $135 million. We obtained all operating permits in the second quarter of 2004. In the fourth quarter of 2004, we commenced construction activities at the project. An updated project review has confirmed the capital cost estimate for the project.
      During the second quarter of 2005, the government of Bolivia experienced political unrest which resulted in the resignation of that country’s President and the appointment of a temporary President. In December 2005, an election was held which resulted in a new president, without the necessity of a runoff election, as well as changes in numerous other levels of government. As a result, we are continuing the development of the project but have extended the construction period until it has been determined that the recent election has mitigated the political uncertainty. Additional construction work planned for the first half of 2006 includes the construction of access roads to and around the site, rough cut grading of the mill site, preparation of an ore stockpile area, movement of some ore to stockpile and the construction of a fence around the perimeter of the plant site area. As a result, the previously estimated construction period of 20 months and the original projected commencement of commercial production have been impacted. We are targeting July 1, 2006 for the resumption of full-scale construction activities at the site. We continue to monitor the events in Bolivia to determine when to commence full scale construction activities. We believe that commercial production could begin as early as 2007.
      We expended approximately $10.5 million in 2005 and plan to incur construction costs of approximately $65.6 million in 2006, assuming a more aggressive construction schedule is implemented during the year.
      The San Bartolome project involves risks that are inherent in any mining venture, as well as particular risks associated with the location of the project. We have obtained a political risk insurance policy from the Overseas Private Insurance Corporation (“OPIC”) and another private insurer. The policy is in the amount of $155 million and covers 85% of any loss arising from expropriation, political violence or currency inconvertibility. The policy is expected to cost approximately $3.4 million during the course of construction and $0.21 per ounce of silver produced when the project commences commercial production.

San Bartolomé — Proven and probable ore reserves and Mineralized material at December 31, 2005

	Proven and Probable
	Ore Reserves	Mineralized Material

Tons (000’s)	46,176	1,166
Ounces of silver per ton	3.29	3.44
Contained ounces of silver (000’s)	151,882	—

Kensington Gold Project, Alaska
      We own the Kensington property, located north of Juneau, Alaska. Construction commenced during the third quarter of 2005 and is expected to take approximately 18 months. We believe commercial production could commence as early as 2007, subject to successful resolution of the permitting and litigation issues described below.
      In the second quarter of 2005, we received our final construction permits and updated the construction and operating cost estimates set forth in our feasibility study. Due to a general increase in commodity prices impacting the industry in general, we retained an independent engineering firm to review our capital cost estimate during the fourth quarter of 2005. As a result of increased earthwork requirements, increased storm water management programs, the costs associated with the challenges to the project’s permits (discussed below) and the general increase in commodity prices, we currently estimate the total cost of construction to be approximately $190 million.

      During the fourth quarter of 2004, the U.S. Forest Service issued its Record of Decision (“ROD”) for the Final Supplemental Environmental Impact Statement (“FSEIS”). An environmental group, Southeast Alaska Conservation Council (“SEACC”), and a group of other community and private environmental groups, appealed the issuance of the ROD. On March 23, 2005, the US Forest Service upheld the decision to approve the FSEIS. On June 28, 2005, we received the Environmental Protection Agency’s (“EPA”) National Pollution Discharge Elimination System (“NPDES”) Permit. In addition, we received the U.S. Army Corps of Engineers (“Corps of Engineers”) 404 Wetlands Permit, which authorized the construction of a Lower Slate Lake tailings facility, millsite road improvements and a Slate Creek Cove dock facility. All permits were reviewed for consistency by both the Alaska Coastal Management and Department of Governmental Coordination, which issued its final ACMP permit certification. On June 6, 2005, two environmental groups, Lynn Canal Conservation Inc. and the Sierra Club, Alaska Chapter filed an appeal of the State of Alaska 401 certification of the Corps of Engineers’ approval of the project. Both we and the State of Alaska responded in opposition of the appeal to the Commissioner of the Department of Environmental Conservation. The Commissioner denied a hearing which concluded the administrative appeal process.
      On September 12, 2005, SEACC, the Sierra Club and Lynn Canal Conservation filed a lawsuit in Federal District Court in Alaska challenging the permits issued by the Corps of Engineers and the US Forest Service and on November 8, 2005, the Corps of Engineers filed a Motion for Voluntary Remand with the court to review the permit issued to us under the Clean Water Act (CWA) Section 404 and requested that the court stay the legal proceeding filed by SEACC and the other environmental groups pending the outcome of review. On November 12, 2005, the Federal District Court in Alaska granted the remand of the permit to the Corps of Engineers for further review. On November 22, 2005, the Corps of Engineers advised us that it was suspending the Section 404 permit pursuant to the Court’s remand to further review the permit. We have submitted a work plan which defines the activities at the project that are not impacted by the 404 permit or are allowable activities under the 404 permit that can continue during the suspension by the Corps of Engineers. We have been continuing our drilling and exploration activities and progressing construction pursuant to the work plan. We are unable to predict the impact of this suspension or litigation on the project at this time.
      No assurance can be given as to whether or when regulatory permits and approvals granted to us may be challenged, appealed or contested by third parties or issuing agencies, or as to whether we will place the Kensington project into commercial production.
      During 2005, we invested $50.2 million in connection with the development of the mine, which $44.2 million was capitalized. We plan to spend approximately $76.7 million on the project during 2006.
      We believe there is significant further exploration potential at Kensington. Not all Kensington ore zones have been fully delineated internally, or at depth or on strike and several peripheral zones and veins remain to be explored. In the third quarter of 2005 we commenced an exploration program designed to increase the size and geologic continuity of gold mineralization currently in our mineralized material inventory and ultimately result in an increase in proven and probable reserves. For the year, a total of $2.2 million was spent on this exploration program which consisted of completion of approximately 34,000 feet of core drilling, sampling and assaying from underground platforms at Kensington. The program will be continued into 2006 and an updated model of reserves and additional mineralized material is expected to be completed in the third quarter of 2006. A total of 74 holes were drilled in 2005 of which 62, or 87%, encountered gold mineralization with assays greater than or equal to 0.120 troy ounces per short ton; the expected cut-off grade for the current mineralized material. Based on the drilling completed to date, we expect to convert a significant portion of the existing mineralized material into reserves and expect the total reserves and mineralized material to increase during 2006, although there can be no assurance we will be able to do so.

Kensington — Proven and probable ore reserves and Mineralized material at December 31, 2005

	Proven and Probable
	Ore Reserves	Mineralized Material

Tons (000’s)	4,206	3,116
Ounces of gold per ton	0.25	0.27
Contained ounces of gold	1,050,000	—
Silver and Gold Industry Fundamentals

Silver Industry Review
      Total fabrication demand for silver has historically exceeded mine production by a wide margin. According to GFMS, a global precious metals consultancy, estimated total silver fabrication demand in 2005 was approximately 241 million ounces greater than total silver mine production. Demand for silver is driven by three primary uses — industrial, jewelry and silverware, and photographic fabrication, accounting for an estimated 44%, 32%, and 18% of total 2005 demand, respectively. Numerous new fabrication uses in the electronic, medical, and industrial segments are contributing strongly to growth. As demand has continued to outpace mine supply, world silver inventories have come under pressure to fulfill the deficit. Management believes this pressure has resulted in stronger silver prices. Silver prices (Handy & Harman) averaged $7.34 per ounce in 2005. Silver prices for 2006 year-to-date through March 10, 2006 have averaged $9.44 per ounce, reaching a high for 2006 of $10.17 per ounce on March 6, 2006. On March 10, 2006, the market price of silver was $9.85.

Gold Industry Review
      Gold continues to be the only monetary asset without implicit issuer or counter-party risk or obligation, and represents a significant portion of the international reserve assets for most national central banks. The global market for gold is in a period of strength, driven in part by continued geopolitical uncertainty, low global interest rates and U.S. dollar weakness. Total demand in 2005 set a new record, which exceeded $50 billion for the first time according to the World Gold Council, and set records for both jewelry and industrial demand. The United States’ current trade deficit and the impact of the Iraq war on an already elevated budget deficit continue to put pressure on the U.S. dollar and drive demand for gold as a currency hedge. Gold prices (London Final) averaged $444 per ounce in 2005. Gold prices for 2006 year-to-date through March 10, 2006, have averaged $553 per ounce, reaching a high for 2006 of $572 per ounce on February 2, 2006. On March 10, 2006, the market price of gold was $535 per ounce.

THE OFFERING

Issuer	Coeur d’Alene Mines Corporation

Common stock offered	22,000,000 shares

Common stock to be outstanding after the offering(1)	272,141,360 shares

Over-allotment option	3,300,000 shares

Use of proceeds	We estimate that the net proceeds from this offering, after payment of fees and expenses and assuming the underwriters’ over-allotment option is not exercised, will be approximately $ million. We intend to use the net proceeds of this offering for development and expansion activities at our existing properties, and for general corporate purposes, including the potential acquisition of additional precious metals properties, rights or businesses.

New York Stock Exchange symbol	CDE

Toronto Stock Exchange symbol	CDM

(1)	As of March 10, 2006 and based on 250,298,171 shares outstanding (net of 1,059,211 shares held as treasury stock) and assuming that the underwriters’ over-allotment option is not exercised. Common stock outstanding does not include any shares of common stock that may be issued after March 10, 2006 upon conversion of our 1 1/4% Convertible Senior Notes due 2024.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION
      The following table sets forth our summary consolidated financial information. We derived the income statement data for the years ended December 31, 2005, 2004 and 2003, and balance sheet data as of such dates from the audited financial statements incorporated by reference into this prospectus supplement. You should read carefully the financial statements incorporated by reference into this prospectus supplement, including the notes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005.

	2005	2004	2003

	(In thousands except per share data)
Income Statement Data:
Revenues:
Sales of metal	$172,336	$132,807	$110,703
Costs and expenses:
Production costs applicable to sales	104,930	82,352	80,042
Depreciation and depletion	20,885	18,800	16,627
Administrative and general	19,417	15,914	12,264
Exploration	11,914	9,651	4,947
Pre-development	6,057	11,449	1,967
Write-down of mining properties and other	1,379	1,983	6,393
Litigation settlement	1,600	—	—

Total costs and expenses	166,182	140,149	122,240
Other income (expense)
Interest and other income	8,365	3,205	2,019
Interest expense, net	(2,485)	(2,831)	(12,851)
Merger expenses	—	(15,675)	—
(Loss) gain on early retirement of debt	—	—	(41,564)

Total other income (expense)	5,880	(15,301)	(52,396)

Income (loss) from continuing operations before income taxes	12,034	(22,643)	(63,933)
Income tax (provision) benefit	(1,483)	5,785	7

Income (loss) before cumulative effect of change in accounting principle	10,551	(16,858)	(63,926)
Cumulative effect of accounting change	—	—	(2,306)

Net income (loss)	$10,551	$(16,858)	$(66,232)

Other comprehensive income (loss)	447	(908)	(556)

Comprehensive income (loss)	10,998	(17,766)	(66,788)

Basic and Diluted Income (Loss) Per Share Data:
Basic income (loss)	$0.04	$(0.08)	$(0.39)

Diluted income (loss)	$0.04	$(0.08)	$(0.39)

Weighted average number of shares of
Common stock
Basic	242,915	215,969	168,186

Diluted	243,683	215,969	168,186

Balance Sheet Data:
Total assets	$594,816	$525,777	$259,467
Working capital	$285,114	$349,560	$100,315
Long-term liabilities	$219,372	$210,173	$39,529
Shareholders’ equity	$341,553	$293,454	$197,478

RISK FACTORS
      You should carefully consider the risks described below and all other information set forth or incorporated by reference in this prospectus before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment. For a detailed discussion of these and other risks, see “Risk Factors” on page 5 of the base prospectus and the section of our Annual Report on Form 10-K for the year ended December 31, 2005 entitled “Risk Factors,” which is incorporated by reference into this prospectus supplement.
Risks relating to our common stock

The market price of our common stock has been volatile and may decline.
      The market price of our common stock has been volatile and may decline in the future. The high and low closing sale prices of our common stock on the New York Stock Exchange were $5.78 and $1.16 in 2003; $7.67 and $3.10 in 2004; $4.59 and $2.75 in 2005; and $5.73 and $4.11 for the two months ended February 28, 2006. The closing sale price on the New York Stock Exchange at March 10, 2006 was $5.71 per share.
      The market price of our common stock historically has fluctuated widely and been affected by many factors beyond our control. These factors include:

•	the market prices of silver and gold;

•	general stock market conditions;

•	interest rates;

•	expectations regarding inflation;

•	currency values; and

•	global and regional political and economic conditions and other factors.

We do not anticipate paying dividends on our common stock, which limits the way in which you may realize any returns on your investment.
      We do not anticipate paying any cash dividends on our common stock at this time. Therefore, holders of our common stock will likely not receive a dividend return on their investment and there is a significant likelihood that holders of our common stock will not realize any value through the receipt of cash dividends.

Our future operating performance may not generate cash flows sufficient to meet our debt payment obligations, and our indebtedness could negatively impact holders of our common stock.
      Our ability to make scheduled debt payments on our outstanding indebtedness will depend on our future operating performance and cash flow. Our operating performance and cash flow, in part, are subject to economic factors beyond our control, including the market prices of silver and gold. We may not be able to generate enough cash flow to meet our obligations and commitments. If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets, or issue equity to obtain the necessary funds. We cannot predict whether we will be able to refinance our debt, issue equity, or dispose of assets to raise funds on a timely basis or on satisfactory terms.
      We had net income of $10.6 million in fiscal 2005. We incurred net losses of $16.9 million in fiscal 2004, and $66.2 million in fiscal 2003.

      Our indebtedness could negatively impact holders of our common stock in many ways, including:

•	reducing funds available to support our business operations and for other corporate purposes because portions of our cash flow from operations must be dedicated to the payment of principal and interest on our debt;

•	impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes; and

•	making us more vulnerable to a downturn in general economic conditions or in our business.

We are subject to anti-takeover provisions in our charter and in our contracts that could delay or prevent an acquisition of Coeur even if such an acquisition would be beneficial to our shareholders.
      The provisions of our articles of incorporation and our contracts could delay or prevent a third party from acquiring us, even if doing so might be beneficial to our shareholders. Some of these provisions:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior shareholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock; and

•	require that a “fair price” be paid in some business transactions.
      We have also implemented a shareholder rights plan which could delay or prevent a third party from acquiring us.
Risks Relating to our Business

Prior to 2005, we incurred losses due to several factors and could incur losses in the future.
      We incurred net losses in the five years prior to 2005 and had losses from continuing operations in each of those prior periods. Factors that significantly contributed to our losses are:

•	until recently, historically low gold and silver market prices during those years;

•	our deliberate pursuit of a growth policy prior to 2003 calling for the acquisition of mining properties and companies and financing such growth principally by incurring convertible indebtedness which had a high coupon rate, thereby resulting in an interest expense of $14.6 million in 2001, $21.9 million in 2002, $12.9 million in 2003, $2.8 million in 2004, and $2.5 million in 2005;

•	write-offs for impaired assets and other holding costs in 2000 ($12.2 million), 2001 ($6.1 million), and 2002 ($19.0 million); and

•	losses on the early retirement of debt of $19.1 million in 2002, and $41.6 million in 2003.
      If silver and gold prices decline and we are unable to reduce our production costs, our losses may resume. If lower silver and gold prices make mining at our properties uneconomical, we may be required to recognize additional impairment write-downs, which would increase our operating losses and negatively impact our results of operations and the price of our common stock.

We may be required to incur additional indebtedness to fund our capital expenditures.
      We have historically financed our operations through the issuance of common stock and convertible debt, and may be required to incur additional indebtedness in the future. During 2004, we commenced construction at the San Bartolome project and in 2005 we commenced construction at Kensington project. Construction of both projects could require a total capital investment of approximately $325 million. While we believe that our cash, cash equivalents and short-term investments combined with cash flow generated from operations will be sufficient for us to make this level of capital investment, no assurance can be given that additional capital investments will not be required to be made at these or other projects. If we are unable to generate enough cash to finance such additional capital expenditures through operating cash flow and the issuance of common stock, we may be required to issue additional indebtedness. Any additional indebtedness would increase our debt payment obligations, and may negatively impact our results of operations and the price of our common stock.

In recent years, prior to 2005, we did not have sufficient earnings to cover fixed charges, which deficiency could occur in future periods.
      As a result of our net losses prior to 2005, our earnings were not adequate to satisfy fixed charges (i.e., interest, preferred stock dividends and that portion of rent deemed representative of interest) in each of those periods prior to 2005. The amounts by which earnings were inadequate to cover fixed charges were approximately $3.1 million in 2001, $80.8 million in 2002, $63.9 million in 2003 and $22.7 million in 2004. Earnings were sufficient to cover fixed charges in 2005 as earnings exceeded fixed charges by $11.8 million. Earnings were sufficient to cover fixed charges for the nine months ended September 30, 2005 as earnings exceeded fixed charges by $1.4 million. The ratio of earnings to fixed charges for the year ended December 31, 2005 was 3.8 to 1 and for the nine months ended September 30, 2005 was 1.4 to 1. As of December 31, 2005, we are required to make fixed payments on $180 million principal amount of our 1 1/4% Senior Convertible Notes due 2024, requiring annual interest payments of approximately $2.25 million until their maturity.
      We expect to satisfy our fixed charges and other expense obligations in the future from cash flow from operations and, if cash flow from operations is insufficient, from working capital, which amounted to approximately $285.1 million at December 31, 2005 and approximately $292.2 million at September 30, 2005. Prior to 2005, we experienced negative cash flow from operating activities. The amount of net cash used in our operating activities amounted to approximately $29.9 million in 2001, $8.5 million in 2002, $5.1 million in 2003, $18.6 million in 2004 and $7.8 million in the first nine months of 2005. In 2005, we generated $6.7 million of operating cash flow. The availability of future cash flow from operations or working capital to fund the payment of interest on the notes and other fixed charges will be dependent upon numerous factors, including our results of operations, silver and gold prices, levels and costs of production at our mining properties and the amount of our capital expenditures and expenditures for acquisitions, developmental and exploratory activities.

The market prices of silver and gold are volatile. If we experience low silver and gold prices it may result in decreased revenues and decreased net income or losses, and may negatively affect our business and the price of our common stock.
      Silver and gold are commodities. Their prices fluctuate, and are affected by many factors beyond our control, including interest rates, expectations regarding inflation, speculation, currency values, governmental decisions regarding the disposal of precious metals stockpiles, global and regional demand and production, political and economic conditions and other factors. Because we currently derive approximately 63% of our revenues from sales of silver, our earnings are primarily related to the price of this metal.
      The market price of silver (Handy & Harman) and gold (London Final) on March 10, 2006 was $9.85 and $535 per ounce, respectively, compared with 2005’s average prices for silver and gold of $7.34 and $444, respectively. The price of silver and gold may decline in the future. Factors that are generally understood to contribute to a decline in the price of silver include sales by private and government holders, and a general global economic slowdown.
      If the prices of silver and gold are depressed for a sustained period and our net losses resume, we may be forced to suspend mining at one or more of our properties until the price increases, and record additional asset impairment write-downs. Any lost revenues, continued or increased net losses or additional asset impairment write-downs would adversely affect our results of operations and the price of our common stock.

We have recorded significant write-downs of mining properties in recent years and may have to record additional write-downs, which could negatively impact our results of operations and the price of our common stock.
      Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144) established accounting standards for impairment of the value of long-lived assets such as mining properties. SFAS 144 requires a company to review the recoverability of the cost of its assets by estimating the future undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairment must be recognized when the carrying value of the asset exceeds these cash flows, and recognizing impairment write-downs has negatively impacted our results of operations in recent years.
      If silver or gold prices decline or we fail to control production costs or realize the mineable ore reserves at our mining properties, we may be required to recognize further asset write-downs. We also may record other types of additional mining property write-downs in the future to the extent a property is sold by us for a price less than the carrying value of the property, or if liability reserves have to be created in connection with the closure and reclamation of a property. Additional write-downs of mining properties could negatively impact our results of operations and the price of our common stock.

Our revenues and income (or loss) from our interest in the Endeavor and Broken Hill mines are dependent in part upon the performance of the operators of the mine.
      In May and September 2005, we acquired silver production and reserves at the Endeavor and Broken Hill mines in Australia, respectively. These mines are owned and operated by other mining companies. Our revenues and income (or loss) from our interest in the silver production at these mines is dependent in part upon the performance of those operators and such mines.

The estimation of ore reserves is imprecise and depends upon subjective factors. Estimated ore reserves may not be realized in actual production. Our operating results may be negatively affected by inaccurate estimates.
      The ore reserve figures presented in our public filings are estimates made by our technical personnel. Reserve estimates are a function of geological and engineering analyses that require us to make assumptions about production costs and silver and gold market prices. Reserve estimation is an imprecise and subjective process and the accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation, judgment and experience. Assumptions about silver and gold market prices are subject to great uncertainty as those prices have fluctuated widely in the past. Declines in the market prices of silver or gold may render reserves containing relatively lower grades of ore uneconomic to exploit, and we may be required to reduce reserve estimates, discontinue development or mining at one or more of our properties, or write down assets as impaired. Should we encounter mineralization or geologic formations at any of our mines or projects different from those we predicted, we may adjust our reserve estimates and alter our mining plans. Either of these alternatives may adversely affect our actual production and operating results, which could in turn negatively impact the price of our common stock.
      We based our ore reserve determinations as of December 31, 2005 on a long-term silver price average of $6.50 per ounce, with the exception of the Endeavor mine which uses $7.06 per ounce and the San Bartolome mine which uses $6.00 per ounce, and a long-term gold price average of $410 per ounce for all properties with the exception of the Kensington property which used a gold price of $375 per ounce. On March 10, 2006 silver and gold prices were $9.85 per ounce and $535 per ounce, respectively.

The estimation of the ultimate recovery of metals contained within the heap leach pad inventory is inherently inaccurate and subjective and requires the use of estimation techniques. Actual recoveries can be expected to vary from estimations.
      The Rochester mine utilizes the heap leach process to extract silver and gold from ore. The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which are then recovered in metallurgical processes.
      The key stages in the conversion of ore into silver and gold are (i) the blasting process in which the ore is broken into large pieces; (ii) the processing of the ore through a crushing facility that breaks it into smaller pieces; (iii) the transportation of the crushed ore to the leach pad where the leaching solution is applied; (iv) the collection of the leach solution; (v) subjecting the leach solution to the precipitation process, in which gold and silver is converted back to a fine solid; (vi) the conversion of the precipitate into doré; and (vii) the conversion by a third party refinery of the doré into refined silver and gold bullion.
      We use several integrated steps to scientifically measure the metal content of ore placed on the leach pads during the key stages. As the ore body is drilled in preparation for the blasting process, samples of the drill residue are assayed to determine estimated quantities of contained metal. We estimate the quantity of ore by utilizing global positioning satellite survey techniques. We then process the ore through a crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. We then transport the crushed ore to the leach pad for application of the leaching solution. As the leach solution is collected from the leach pads, we continuously sample for assaying. We measure the quantity of leach solution with flow meters throughout the leaching and precipitation process. After precipitation, the product is converted to doré, which is the final product produced by the mine. We again weigh, sample and assay the doré. Finally, a third party smelter converts the doré and determines final ounces of silver and gold available for sale. We then review this end result and reconcile it to the estimates we developed and used throughout the production process. Based on this review, we adjust our estimation procedures when appropriate.
      Our reported inventories include metals estimated to be contained in the ore on the leach pads of $54.6 million as of December 31, 2005, and $54.4 million as of September 30, 2005. Of these amounts, $25.4 million and $14.1 million are reported as current assets as of December 31, 2005 and September 30, 2005, respectively, and $29.2 million and $40.3 million are reported as noncurrent assets as of December 31, 2005 and September 30, 2005, respectively. The distinction between current and noncurrent is based upon the expected length of time necessary for the leaching process to remove the metals from the crushed ore. The historical cost of the metal that is expected to be extracted within twelve months is classified as current and the historical cost of metals contained within the crushed ore that will be extracted beyond twelve months is classified as noncurrent. The ore on leach pad inventory is stated at actual production costs incurred to produce and place ore on the leach pad during the current period, adjusted for production issues encountered during the period.
      The estimate of both the ultimate recovery expected over time, and the quantity of metal that may be extracted relative to such twelve month period, requires the use of estimates which are inherently inaccurate since they rely upon laboratory test work. Test work consists of 60 day leach columns from which we project metal recoveries into the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience occurring over approximately nineteen years of leach pad operation at the Rochester mine. The assumptions we use to measure metal content during each stage of the inventory conversion process includes estimated recovery rates based on laboratory testing and assaying. We periodically review our estimates compared to actual experience and revise our estimates when appropriate. The length of time necessary to achieve our currently estimated ultimate recoveries of between 59% and 61.5% for silver, depending on the area being leached, and 93% for gold is estimated to be between 5 and 10 years. However, the ultimate recovery will not be known until leaching operations cease, which is currently estimated for approximately 2011.
      When we began leach operations in 1986, based solely on laboratory testing, we estimated the ultimate recovery of silver and gold at 50% and 80%, respectively. Since 1986, we have adjusted the expected ultimate recovery three times (once in each of 1989, 1997 and 2003) based upon actual experience gained from leach operations. In 2003, we revised our estimated recoveries for silver and gold of between 59% and 61.5%, depending on the area being leached, and 93%, respectively, which increased the estimated recoverable ounces of silver and gold contained in the heap by 1.8 million ounces and 41,000 ounces, respectively.
      If our estimate of ultimate recovery requires adjustment, the impact upon our inventory valuation and upon our income statement would be as follows:

	Positive/Negative Change in			Positive/Negative Change in
	Silver Recovery			Gold Recovery

	1%	2%	3%	1%	2%	3%

Quantity of recoverable ounces	1.6 million	3.3 million	4.9 million	11,900	23,800	35,800
Positive impact on future cost of production per silver equivalent ounce for increases in recovery rates	$0.78	$1.36	$1.82	$0.36	$0.68	$0.97
Negative impact on future cost of production per silver equivalent ounce for decreases in recovery rates	$1.08	$2.70	$5.35	$0.42	$0.91	$1.48
      Inventories of ore on leach pads are valued based upon actual production costs incurred to produce and place such ore on the leach pad during the current period, adjusted for production issues encountered during the period, less costs allocated to minerals recovered through the leach process. The costs consist of those production activities occurring at the mine site and include the costs, including depreciation, associated with mining, crushing and precipitation circuits. In addition, refining is provided by a third party refiner to place the metal extracted from the leach pad in a saleable form. These additional costs are considered in the valuation of inventory. Negative changes in our inventory valuations and correspondingly on our income statement would have an adverse impact on our results of operations, which could in turn have an adverse impact on the price of our common stock.

Our estimates of current and non-current inventories may not be realized in actual production and operating results, which may negatively affect our business and the price of our common stock.
      We use estimates, based on prior production results and experiences, to determine whether heap leach inventory will be recovered more than one year in the future, and is non-current inventory, or will be recovered within one year, and is current inventory. The estimates involve assumptions that may not prove to be consistent with our actual production and operating results. We cannot determine the amount ultimately recoverable until leaching is completed. If our estimates prove inaccurate, our operating results may be less than anticipated, which could negatively impact the price of our common stock.

Significant investment risks and operational costs are associated with our exploration, development and mining activities, such as San Bartolome and Kensington. These risks and costs may result in lower economic returns and may adversely affect our business and the price of our common stock.
      Our ability to sustain or increase our present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Mineral exploration, particularly for silver and gold, involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of favorable feasibility studies, issuance of necessary permits and receipt of adequate financing.

      Development projects, such as San Bartolome and Kensington, may have no operating history upon which to base estimates of future operating costs and capital requirements. Development project items such as estimates of reserves, metal recoveries and cash operating costs are to a large extent based upon the interpretation of geologic data obtained from a limited number of drill holes and other sampling techniques and feasibility studies. Estimates of cash operating costs are then derived based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climate conditions and other factors. As a result, actual cash operating costs and economic returns of any and all development projects may materially differ from the costs and returns estimated, and accordingly, our business, results of operations and the price of our common stock may be negatively affected.

Our marketing of metals concentrates could be adversely affected if there were to be a significant delay or disruption of purchases by our third party smelter customers. In particular, a significant delay or disruption in our sales of concentrates as a result of the unexpected discontinuation of purchases by our smelter customers could have a material adverse effect on our operations.
      We currently market our silver and gold concentrates to third party smelters in Mexico, Japan, Australia and Canada. The loss of any one smelter customer could have a material adverse effect on us in the event of the possible unavailability of alternative smelters. No assurance can be given that alternative smelters would be timely available if the need for them were to arise, or that delays or disruptions in sales could not be experienced that would result in a materially adverse effect on our operations and our financial results, which could in turn negatively affect the price of our common stock.

Our silver and gold production may decline, reducing our revenues and negatively impacting our business and the price of our common stock.
      Our future silver and gold production may decline as a result of an exhaustion of reserves and possible closure of mines. It is our business strategy to conduct silver and gold exploratory activities at our existing mining and exploratory properties as well as at new exploratory projects, and to acquire silver and gold mining properties and businesses or reserves that possess mineable ore reserves and are expected to become operational in the near future. We can provide no assurance that our silver and gold production in the future will not decline. Accordingly, our revenues from the sale of silver and gold may decline, negatively affecting our results of operations and the price of our common stock.

There are significant hazards associated with our mining activities, not all of which are fully covered by insurance. To the extent we must pay the costs associated with such risks, our business may be negatively affected.
      The mining business is subject to risks and hazards, including environmental hazards, industrial accidents, the encountering of unusual or unexpected geological formations, cave-ins, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, reduced production and delays in mining, asset write-downs, monetary losses and possible legal liability. Although we maintain insurance in an amount that we consider to be adequate, liabilities might exceed policy limits, in which event we could incur significant costs that could adversely affect our results of operation. Insurance fully covering many environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to us or to other companies in the industry. The realization of any significant liabilities in connection with our mining activities as described above could negatively affect our results of operations and the price of our common stock.

We are subject to significant governmental regulations, and their related costs and delays may negatively affect our business.
      Our mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labor standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to our business. Although these laws and regulations have never required us to close any mine, the costs associated with compliance with such laws and regulations are substantial. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of our past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in our operations. Although we believe we are in substantial compliance with applicable laws and regulations, we cannot assure you that any such law, regulation, enforcement or private claim will not have a negative effect on our business, financial condition or results of operations.
      Some of our mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (EPA) regulations governing hazardous waste under the Resource Conservation and Recovery Act (RCRA). If the EPA designates these wastes as hazardous under RCRA, we would be required to expend additional amounts on the handling of such wastes and to make significant expenditures to construct hazardous waste disposal facilities. In addition, if any of these wastes causes contamination in or damage to the environment at a mining facility, such facility may be designated as a “Superfund” site under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). Under CERCLA, any owner or operator of a Superfund site since the time of its contamination may be held liable and may be forced to undertake extensive remedial cleanup action or to pay for the government’s cleanup efforts. Additional regulations or requirements are also imposed upon our tailings and waste disposal areas in Idaho and Alaska under the federal Clean Water Act (CWA) and in Nevada under the Nevada Water Pollution Control Law which implements the CWA. Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Nevada, Idaho and Alaska. Compliance with CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on our operations.
      In the context of environmental permits, including the approval of reclamation plans, we must comply with standards and regulations which entail significant costs and can entail significant delays. Such costs and delays could have a dramatic impact on our operations and the price of our common stock.

We are required to obtain government permits to expand operations or begin new operations. The acquisition of such permits can be materially impacted by third party litigation seeking to prevent the issuance of such permits. The costs and delays associated with such approvals could affect our operations, reduce our revenues, and negatively affect our business as a whole.
      Mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations such as the Kensington development project. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings. The duration and success of permitting efforts are contingent on many factors that are out of our control. The governmental approval process may increase costs and cause delays depending on the nature of the activity to be permitted, and could cause us to not proceed with the development of a mine. Accordingly, this approval process could harm our results of operations, which in turn could negatively impact the price of our common stock.
      On September 12, 2005, SEACC, the Sierra Club and Lynn Canal Conservation filed a lawsuit in Federal District Court in Alaska challenging the permits issued by the Corps of Engineers and the US Forest

Service and on November 8, 2005, the Corps of Engineers filed a Motion for Voluntary Remand with the court to review the permit issued to us under the Clean Water Act (CWA) Section 404 and requested that the court stay the legal proceeding filed by SEACC and the other environmental groups pending the outcome of review. On November 12, 2005, the Federal District Court in Alaska granted the remand of the permit to the Corps of Engineers for further review. On November 22, 2005, the Corps of Engineers advised us that it was suspending the Section 404 permit pursuant to the Court’s remand to further review the permit. We have submitted a work plan which defines the activities at the project that are not impacted by the 404 permit or are allowable activities under the 404 permit that can continue during the suspension by the Corps of Engineers. We have been continuing our drilling and exploration activities and progressing construction pursuant to the work plan. We are unable to predict the impact of this suspension or litigation on the project at this time.

Our business depends on good relations with our employees.
      We could experience labor disputes, work stoppages or other disruptions in production that could adversely affect us. As of December 31, 2005, unions represented approximately 25% of our worldwide workforce. On that date, we had 157 employees at our Cerro Bayo mine, and 147 employees at our Coeur Silver Valley mine working under a collective bargaining agreement or similar labor agreement. We have a collective bargaining agreement covering the Cerro Bayo mine which expires on December 21, 2007. The current collective bargaining agreement with the Coeur Silver Valley workforce expires on September 1, 2006. We are currently in negotiations with the workforce at the Martha mine and expect to enter into a labor agreement by the end of March 2006.

We are an international company and are exposed to risks in the countries in which we have significant operations or interests. Foreign instability or variances in foreign currencies may cause unforeseen losses, which may affect our business.
      Chile, Argentina, Bolivia and Australia are the most significant foreign countries in which we directly or indirectly own or operate mining properties or developmental projects. We also conduct exploratory projects in these countries. Argentina, while currently economically and politically stable, has experienced political instability, currency value fluctuations and changes in banking regulations in recent years. Although the governments and economy of Chile have been relatively stable in recent years, property ownership in a foreign country is generally subject to the risk of expropriation or nationalization with inadequate compensation. Elections were held in Bolivia in December, 2005 resulting in a new government which is still formulating policies. It is uncertain at this time how new policies may affect mining in the country. Any foreign operations or investment may also be adversely affected by exchange controls, currency fluctuations, taxation and laws or policies of particular countries as well as laws and policies of the United States affecting foreign trade investment and taxation. We may enter into agreements which require us to purchase currencies of foreign countries in which we do business in order to ensure fixed exchange rates. In the event that actual exchange rates vary from those set forth in the hedge contracts, we will experience U.S. dollar-denominated currency gains or losses. Future economic or political instabilities or changes in the laws of foreign countries in which we have significant operations or interests and unfavorable fluctuations in foreign currency exchange rates could negatively impact our foreign operations and our business as a whole, including the price of our common stock.

Any of our future acquisitions may result in significant risks, which may adversely affect our business.
      An important element of our business strategy is the opportunistic acquisition of silver and gold mines, properties and businesses. While it is our practice to engage independent mining consultants to assist in evaluating and making acquisitions, any mining properties we may acquire may not be developed profitably or, if profitable when acquired, that profitability might not be sustained. In connection with any future acquisitions, we may incur indebtedness or issue equity securities, resulting in dilution of the percentage ownership of existing shareholders. We intend to seek shareholder approval for any such acquisitions to the extent required by applicable law, regulations or stock exchange rules. We cannot predict the impact of future acquisitions on the price of our business or our common stock. Unprofitable acquisitions, or additional indebtedness or issuances of securities in connection with such acquisitions, may impact the price of our common stock and negatively affect our results of operations.

Our ability to find and acquire new mineral properties is uncertain. Accordingly, our prospects are uncertain for the future growth of our business.
      Because mines have limited lives based on proven and probable ore reserves, we are continually seeking to replace and expand our ore reserves. Identifying promising mining properties is difficult and speculative. Furthermore, we encounter strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing silver and gold. Many of these companies have greater financial resources than we do. Consequently, we may be unable to replace and expand current ore reserves through the acquisition of new mining properties on terms we consider acceptable. As a result, our revenues from the sale of silver and gold may decline, resulting in lower income and reduced growth.

Third parties may dispute our unpatented mining claims, which could result in losses affecting our business.
      The validity of unpatented mining claims, which constitute a significant portion of our property holdings in the United States, is often uncertain and may be contested. Although we have attempted to acquire satisfactory title to undeveloped properties, we, in accordance with mining industry practice, do not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of our mining claims could result in litigation, insurance claims, and potential losses affecting our business as a whole.

If previously announced control findings re-occur, or if we experience other similar issues, our ability to report our financial results in an accurate and timely manner could be materially adversely impacted, which could cause investors to lose confidence in our financial reports and negatively impact our business and the price of our common stock.
      As disclosed in our recently-filed Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 10-K”), our management concluded that, as of December 31, 2005, our disclosure controls and procedures were effective and our internal control over financial reporting was effective, and this assessment of the effectiveness of our internal control over financial reporting was audited by KPMG LLP, as stated in their report appearing therein. However, in our previously-filed Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 10-K”), management’s report and the report of KPMG LLP on management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 expressed an opinion that we did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of certain material weaknesses. We believe we have implemented actions that addressed the issues raised by KPMG LLP in their report. In addition, on March 10, 2006, we filed an amendment to our Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2005, to reflect that management had concluded that our disclosure controls and procedures were not effective as of March 31, 2005. Such conclusion was based on our identification of a material weakness with regard to the controls over our calculation of the ore on leach pad inventory at our Rochester operation. Subsequent to March 31, 2005, we implemented remediation measures as part of our ongoing effort to improve our internal controls over financial reporting, which we believe has remediated this material weakness prior to December 31, 2005. If these issues re-occur, or if similar issues occur, our ability to report our financial results in an accurate and timely manner could be materially adversely impacted, which could cause investors to lose confidence in our financial reports and negatively impact our business and the price of our common stock.

USE OF PROCEEDS
      We estimate that the net proceeds from this offering after payment of fees and expenses and assuming the underwriters’ over-allotment option is not exercised will be approximately $                     million. We intend to use the net proceeds of this offering for development and expansion activities at our existing properties, and for general corporate purposes, including the potential acquisition of additional precious metals properties, rights or businesses.
DIVIDEND POLICY
      We have not recently paid dividends on our common stock and presently have no plan to do so. Future distributions or dividends on our common stock, if any, will be determined by our board of directors and will depend upon our results of operation, financial condition, capital requirements and other factors.
COMMON STOCK MARKET DATA
      Our common stock is listed on the New York Stock Exchange under the symbol “CDE” and on the Toronto Stock Exchange under the symbol “CDM.” The following table sets forth, for the periods indicated, the high and low closing prices of our common stock as reported on the New York Stock Exchange and on the Toronto Stock Exchange.

	NYSE		TSX(1)

	High	Low	High	Low

2003
First Quarter	$2.08	$1.16	—	—
Second Quarter	1.55	1.27	—	—
Third Quarter	3.72	1.40	—	—
Fourth Quarter	5.78	2.92	—	—
2004
First Quarter	$7.67	$5.34	—	—
Second Quarter	7.14	3.88	—	—
Third Quarter	4.74	3.10	—	—
Fourth Quarter	5.21	3.93	—	—
2005
First Quarter	$4.37	$3.33	$5.33	$4.19
Second Quarter	3.75	2.75	4.55	3.50
Third Quarter	4.32	3.36	5.05	4.07
Fourth Quarter	4.59	3.62	5.43	4.22
2006
First Quarter (through March 10, 2006)	$6.08	$4.11	$6.88	$4.86

(1)	Amounts are in Canadian dollars.

CAPITALIZATION
      The following table sets forth our cash, cash equivalents and short-term investment balances and our capitalization as of December 31, 2005:

•	on an actual basis; and

•	on an as adjusted basis, as adjusted assuming the completion of the offering at a public offering price of $ per share.

	December 31, 2005

	Actual	As Adjusted

	(In thousands)
Cash, cash equivalents and short-term investments	$240,352	$

1 1/4% Convertible Subordinated Debentures due January 2024	$180,000		$180,000

Shareholders’ equity(1):
Common Stock; par value $1.00 per share; 500,000,000 shares authorized, 250,961,353 shares issued, actual; 272,961,353 shares issued, as adjusted	250,961		272,961
Additional paid in capital	656,977
Accumulated deficit	(551,357)		(551,357)
Shares held in treasury	(13,190)		(13,190)
Accumulated other comprehensive loss	(1,838)		(1,838)

Total shareholders’ equity	$341,553	$

Total capitalization	$521,553	$

(1)	The number of shares of common stock as reflected in the table above assumes that the underwriters’ over-allotment option is not exercised, does not include 23,684,211 shares of common stock issuable upon conversion of our convertible debt, 7,283,021 shares of common stock reserved for issuance under our Executive Compensation Program, and 958,601 shares of common stock reserved for issuance under our Non-Employee Directors Stock Option Plan, and includes 1,059,211 shares held as treasury stock.

MANAGEMENT
Executive Officers and Directors

Name	Age	Positions with Coeur	Since

Dennis E. Wheeler	63	Chairman of the Board Chief Executive Officer and President	1992 1986
James A. Sabala	51	Executive Vice President, Chief Financial Officer and Treasurer	2003
Harry F. Cougher	63	Senior Vice President — North American Operations	2005
James K. Duff	61	President — South American Operations	2005
Donald J. Birak	52	Senior Vice President — Exploration	2004
Alan L. Wilder	57	Senior Vice President — Project Development	2004
Gary W. Banbury	53	Senior Vice President Chief Administrative Officer	2004
Kelli C. Kast	39	Vice President, General Counsel and Corporate Secretary	2005
W. Scott Lamb	51	Vice President of Investor Relations	2005
James R. Arnold	53	Vice President — Technical Services	2003
Mitchell J. Krebs	34	Vice President — Corporate Development	2003
Tom T. Angelos	50	Controller and Chief Accounting Officer	2004
Cecil Andrus	74	Director	1995
James J Curran	66	Director	1989
Andrew D. Lundquist	45	Director	2005
Robert E. Mellor	62	Director	1998
John H. Robinson	55	Director	1998
J. Kenneth Thompson	54	Director	2002
Alex Vitale	41	Director	2005
Timothy R. Winterer	69	Director	1998
      Dennis E. Wheeler has been Chairman of the Board of Coeur since May 1992 and Chief Executive Officer since December 1986. Previously, Mr. Wheeler served as President of Coeur, commencing in December 1980. Mr. Wheeler was our Chief Administrative Officer from December 1980 to December 1986, Secretary from January 1980 to December 1980 and Senior Vice President and General Counsel from 1978 to 1980.
      James A. Sabala was appointed as Executive Vice President and Chief Financial Officer of Coeur in January 2003. Prior to that, Mr. Sabala was Vice President and Chief Financial Officer of Stillwater Mining Company from 1998 to 2003, and from 1981 to 1998 was employed by Coeur in various capacities, most recently as Executive Vice President and Chief Financial Officer.
      Harry F. Cougher was appointed Senior Vice President — North American Operations in January 2005. Prior to that Mr. Cougher was the Vice President and General Manager of Coeur Silver Valley since 2001. Previous to this Mr. Cougher served as Senior Vice President — Mining & Chief Operating Officer for Sunshine Mining Company from 1994 to 2001.
      James K. Duff was appointed President South American Operations September of 2005. Prior to that Mr. Duff served as President Empressa Manquiri SA from June 2005 to September 2005. Prior to that he was employed as an independent contractor by Coeur from November 2002 to June 2005 and as Vice President — Business Development from March 1990 to November 2002.

      Donald J. Birak was appointed as Senior Vice President — Exploration in January 2004. Prior to that, Mr. Birak was employed with AngloGold North America, Inc. from March 1999 to January 20, 2004, as Vice President — Exploration.
      Alan L. Wilder was appointed Senior Vice President — Project Development in July 2004. Prior to that, Mr. Wilder was an independent consultant from July 2002 to July 2004 for Glamis Gold and Coeur. Prior thereto, he was Project Manager for BHP Tintaya from February 2000 to June 2002 and from 1999 to 2000 he was an independent consultant for the mining industry.
      Gary W. Banbury was appointed Senior Vice President and Chief Administrative Officer in February 2004. Prior to that, Mr. Banbury served as Vice President — Administration and Human Resources from 2000 to 2004. Mr. Banbury held the position of Vice President — Human Resources of Coeur from 1998 to 2000, and prior thereto he served as Manager of Human Resources with Coeur.
      Kelli C. Kast was appointed Vice President General Counsel and Corporate Secretary in May 2005. Prior to that Ms. Kast served as Corporate Counsel for HealtheTech. Inc. from April 2004 to April 2005. Prior thereto, she served as Assistant General Counsel and Corporate Secretary for Global Water Technologies Inc. and Psychrometric Systems, Inc. from December 1997 through February 2003.
      W. Scott Lamb was appointed Vice President Investor Relations in August 2005. Prior to that Mr. Lamb was employed with Kaiser Aluminum Corporation from January 1992 to July 2005 as Vice President Investor Relations and Corporate Communications.
      James R. Arnold was appointed as Vice President Technical Services in June 2003. From February 2002 to May 2003, Mr. Arnold served as Chief Operating Officer of Earthworks Technologies, Inc., a wholly owned subsidiary of Coeur. In addition, he was a principal with Knight Piesold and Company from September 1997 until February 2002 where he served as President and CEO.
      Mitchell J. Krebs was appointed Vice President — Corporate Development in February 2003. Mr. Krebs was employed as an independent consultant from September 2001 through January 2003, and from May 2000 through August 2001 was employed as the President of Mine Depot Inc. From August 1999 through April 2000, Mr. Krebs was an associate with Allied Capital Corporation. From August 1995 through November 1997, Mr. Krebs was employed by Coeur as Manager — Acquisition Evaluation.
      Tom T. Angelos was appointed as Controller and Chief Accounting Officer in September 2004. Prior to that, Mr. Angelos was Controller of Stillwater Mining Company from 1998 to 2004, and from 1983 to 1998 was employed by Coeur in various capacities, most recently as Controller.
      Cecil D. Andrus was the Governor of Idaho (1971-1977 and 1987-1995). Mr. Andrus also served as Secretary of the U.S. Department of the Interior (1977-1981). Mr. Andrus is currently a Director of RENTRAK (a video cassette leasing company) and PCS Edventures!.com, Inc. (educational learning labs). He is also the Chairman of the Andrus Center for Public Policy at Boise State University and an “Of Counsel” member of the Gallatin Group (a policy consulting firm).
      James J. Curran was Chairman of the Board and Chief Executive Officer of First Interstate Bank, Northwest Region (Alaska, Idaho, Montana, Oregon and Washington) from October 1991 to April 30, 1996. Prior to that, Mr. Curran was Chairman of the Board and Chief Executive Officer of First Interstate Bank of Oregon, N.A. from February 1991 to October 1991, Chairman and Chief Executive Officer of First Interstate Bank of Denver, N.A. from March 1990 to January 1991 and Chairman, President and Chief Executive Officer of First Interstate Bank of Idaho, N.A. from July 1984 to March 1990.
      Andrew Lundquist has been Managing Partner of Lundquist, Nethercutt & Griles LLC, a business and government relations consulting and project management firm, since he founded the firm in 2002. He is a Director of Pioneer Natural Resources Company, an oil and gas company. Mr. Lundquist was previously a Member of the U.S. Secretary of Energy’s Advisory Board Previously, served as Director of the National Energy Policy Development Group and senior energy advisor to the President and Vice-President from 2001 to 2002, Majority Staff Director of the Senate Committee on Energy and Natural Resources from 1998 to

2001, Chief of Staff for Senator Frank Murkowski from 1996 to 1998, and counsel for the Senate Energy Committee from 1995 to 1996.
      Robert E. Mellor has been Chairman, Chief Executive Officer and President of Building Materials Holding Corporation (distribution, manufacturing and sales of building materials and component products) since 1997, and a Director of that company since 1991. He is a member of the Board of Directors of The Ryland Group, Inc. (national residential home builder) and a member of the Board of Directors of Monro Muffler/ Brake, Inc. Mr. Mellor was previously Of Counsel at Gibson, Dunn & Crutcher LLP from 1991-1997.
      John H. Robinson currently serves as Vice Chairman of Olsson Associates (engineering consultancy). Mr. Robinson was Chairman of EPCglobal Ltd. (staffing company) and Executive Director of MetiLinx Ltd. (software) from 2003 to 2004. Prior to that, he was Executive Director of Amey plc (business process outsourcing) from 2000 to 2002 and Vice Chairman and Managing Partner of Black & Veatch Inc. (engineering and construction) from 1989 to 2000. Mr. Robinson is currently a member of the Board of Directors of Alliance Resource Management GP, LLC (coal mining).
      J. Kenneth Thompson has been President and CEO of Pacific Star Energy LLC (natural gas pipeline company in Alaska) from September 2000 to present. Since December 2004 he has been Managing Director of Alaska Venture Capital Group LLC (a private oil and gas exploration company) and Chairman of AVGC’s oil and gas exploration subsidiary, Brooks Range Petroleum Corporation. Mr. Thompson was previously Executive Vice President of ARCO’s Asia Pacific oil and gas operating companies in Alaska, California, Indonesia, China and Singapore from 1998 to 2000. Prior to that, he was President and CEO of ARCO Alaska, Inc., the parent company’s oil and gas producing division based in Anchorage from June 1994 to January 1998. He is a member of the Board of Directors of Alaska Air Group, Inc. and Horizon Air.
      Alex Vitale has been Managing Director of Deutsche Bank Securities Inc. from April 2001 to present. Prior to that, Mr. Vitale was Director of Deutsche Bank Securities Inc. from 1997 to April 2001.
      Timothy R. Winterer was President, Chief Operating Officer and Director of Western Oil Sands from January 2000 to December 2001. Prior to that, Mr. Winterer was President and Chief Executive Officer of BHP World Minerals Corporation (international resources company) from 1997 to 1998. Mr. Winterer was Senior Vice President and Group General Manager, BHP World Minerals, from 1992 to 1996, Senior Vice President, Operations International Minerals, BHP Minerals, from 1985 to 1992 and Executive Vice President, Utah Development Company, from 1981 to 1985.

DESCRIPTION OF CAPITAL STOCK
Common Stock
      We are authorized to issue up to 500,000,000 shares of common stock, par value $1.00 per share, of which, at December 31, 2005:

•	249,902,142 shares were outstanding and 1,059,211 shares were held as treasury stock;

•	23,684,211 shares were reserved for issuance upon the conversion of our $180 million principal amount of 1.25% Convertible Subordinated Debentures due January 2024;

•	7,283,021 shares were reserved for issuance under our Executive Compensation Program; and

•	958,601 shares were reserved for issuance under our Non-Employee Directors Stock Option Plan.
      The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Holders may not cumulate their votes in elections of directors. Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of our liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other security. The outstanding common stock is fully-paid and non-assessable.
      Our Articles of Incorporation include in effect a fair price provision, applicable to some business combination transactions in which we may be involved. The provision requires that an interested shareholder (defined to mean a beneficial holder of 10% or more of our outstanding shares of common stock) not engage in specified transactions (e.g., mergers, sales of assets, dissolution and liquidation) unless one of three conditions is met:

•	a majority of the directors who are unaffiliated with the interested shareholder and were directors before the interested shareholder became an interested shareholder approve the transaction;

•	holders of 80% or more of the outstanding shares of common stock approve the transaction; or

•	the shareholders are all paid a “fair price,” i.e., generally the higher of the fair market value of the shares or the same price as the price paid to shareholders in the transaction in which the interested shareholder acquired its block.
      By discouraging some types of hostile takeover bids, the fair price provision may tend to insulate our current management against the possibility of removal. We are not aware of any person or entity proposing or contemplating such a transaction.
      The transfer agent and registrar for our common stock, which is listed on the New York Stock Exchange and the Toronto Stock Exchange, is Mellon Shareholder Services, L.L.C., Ridgefield Park, N.J.
Preferred Stock
      We are authorized to issue up to 10,000,000 shares of preferred stock, par value $1.00 per share, no shares of which are outstanding. The Board of Directors has the authority to determine the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences, redemption prices, sinking fund terms on any series of preferred stock, the number of shares constituting any such series and the designation thereof. Holders of preferred stock have no preemptive rights. We reserve for issuance a sufficient number of Series B Preferred Stock for operation of our rights plan, as described below.
      On May 11, 1999, our Board of Directors declared a dividend distribution of one right for each outstanding share of our common stock. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series B Preferred Stock at a purchase price of $100 in cash, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement, dated as of May 11, 1999, between us and ChaseMellon Shareholder Services, L.L.C., as rights agent. The rights are not exercisable or detachable from the common stock until ten days after any person or group acquires 20% or more (or commences a tender offer for 30% or more) of our common stock. If any person or group acquires 30% or more of our common stock or acquires us in a merger or other business combination, each right (other than those held by the acquiring person) will entitle the holder to purchase preferred stock of Coeur d’Alene Mines Corporation or common stock of the acquiring company having a market value of approximately two times the $100 exercise price. The rights expire on May 24, 2009, and can be redeemed by us at any time prior to their becoming exercisable. Shares of common stock issued prior to the expiration date of the rights upon conversion of our debentures will be accompanied by rights.

UNDERWRITING
      Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc. and RBC Capital Markets Corporation, have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Number of
Underwriters	Shares

Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Bear, Stearns & Co. Inc.
RBC Capital Markets Corporation
Total	22,000,000
      The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus supplement, other than those covered by the over-allotment option described below, if any of these shares are purchased.
      We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus supplement and to dealers at a price that represents a concession not in excess of $           per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $           per share to other dealers. After the public offering, representatives of the underwriters may change the offering price and other selling terms.
      We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus supplement. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus supplement. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
      The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are           % of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees

		Without Exercise of	With Full Exercise of
	Fee per share	Over-Allotment Option	Over-Allotment Option

Discounts and commissions paid by us	$	$	$
      In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                    .

      We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.
      We and each of our executive officers and directors have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the date of this prospectus supplement without the prior written consent of Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. This consent may be given at any time without public notice. However, this agreement does not apply to (i) the sale of shares of common stock in this offering; (ii) any bona fide transfer by an executive officer or director’s gift or gifts of shares of common stock; provided that each transferee agrees in writing to be bound by the restrictions; (iii) the sale of shares of common stock beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act, as amended) by any of our executive officers and directors as of the date hereof or acquired by the undersigned pursuant to our executive compensation program or non-employee directors stock option plan; provided, that such sales do not exceed 1,000,000 shares of common stock in the aggregate among all individuals executing lock up agreements; (iv) the issuance of shares pursuant to the Company’s existing stock option plan or bonus plan and (v) the issuance of shares of our common stock upon the exercise or conversion of our securities outstanding on the date hereof.
      The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.
      In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.
      Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.
      Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.
      Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.
      The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange, on the Toronto Stock Exchange, in the over-the-counter market or otherwise and may be discontinued at any time.

      A prospectus supplement and the accompanying prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters or selling group members. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus supplement and the accompanying prospectus or the registration statement of which the prospectus supplement and the accompanying prospectus form a part. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
      Some of the underwriters or their affiliates have provided financial advisory and investment banking services to us in the past and may do so in the future. They receive customary fees and commissions for these services. Alex Vitale, a managing director of Deutsche Bank Securities Inc., is a member of our board of directors.

LEGAL MATTERS
      The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Kelli Kast, Esq., General Counsel of the Company, Coeur d’Alene, Idaho. Certain legal matters will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California and New York, New York. The underwriters are represented by Willkie Farr & Gallagher LLP, New York, New York.
EXPERTS
      Our consolidated financial statements as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
      The report of KPMG on the aforementioned consolidated financial statements contains an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, as of January 1, 2003.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room located at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington D.C. and other locations.
      We filed a registration statement on Form S-3 with the SEC to register the securities being offered in this prospectus supplement. This prospectus supplement is a part of that registration statement. As allowed by SEC rules, this prospectus supplement does not contain all the information you can find in the registration statement or the exhibits to the registration statement.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      The SEC allows us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information about us and our financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, except for any information that is superseded by information that is included directly in this document.
      In addition to the documents incorporated by reference into the accompanying prospectus, this prospectus supplement incorporates by reference the documents listed below that we have previously filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	Our amended Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2005;

•	Our Current Report on Form 8-K dated February 24, 2006; and

•	the description of our common stock contained in our Registration Statement on Form 8-A (File No. 1-08641), filed March 28, 1990, and any amendments or reports filed for the purpose of updating that description.

      We incorporate by reference any additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than those “furnished” pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC) from the date of this prospectus supplement until the termination of the offering of the securities. If anything in a report or document we file after the date of this prospectus supplement changes anything in it, this prospectus supplement will be deemed to be changed by that subsequently filed report or document beginning on the date the report or document is filed.
      You may request a copy of these filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:
Corporate Secretary
Coeur d’Alene Mines Corporation
400 Coeur d’Alene Mines Building
505 Front Avenue
Coeur d’Alene, Idaho 83814
(208) 667-3511
      Statements contained in this prospectus supplement as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

PROSPECTUS

COEUR D’ALENE MINES CORPORATION

COMMON STOCK, PREFERRED STOCK, DEBT SECURITIES

AND
WARRANTS TO PURCHASE THE ABOVE SECURITIES

        This prospectus provides a general description of the debt securities, preferred stock, common stock and warrants we may offer from time to time. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement.

      Our common stock is listed on the New York Stock Exchange under the symbol “CDE” and on the Toronto Stock Exchange under the symbol “CDM.”

       Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 4 and contained in the “Business” section of our filings with the SEC and the applicable prospectus supplement.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated December 27, 2005

      No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus or the accompanying prospectus supplement, and, if given or made, such information or representations must not be relied upon as having been authorized. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applied.

FORWARD-LOOKING STATEMENTS

(Cautionary Statements Under the Private Securities Litigation Reform Act of 1995)

      Some of the information included in this prospectus and other materials filed or to be filed by us with the Securities and Exchange Commission (the “SEC”) (as well as information included in statements made or to be made by us or our representatives) contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include the words “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or other words or expressions of similar meaning. We have based these forward-looking statements on our current expectations about future events. The forward-looking statements include statements that reflect management’s beliefs, plans, objectives, goals, expectations, anticipations and intentions with respect to our financial condition, results of operations, future performance and business, including statements relating to our business strategy and our current and future development plans.

      Forward-looking statements are included in this prospectus and other materials filed or to be filed by us with the SEC (as well as information included in other statements made or to be made by us or our representatives). Although we believe, at the time made, that the expectations reflected in all of these forward-looking statements are and will be reasonable, any or all of the forward-looking statements in this prospectus, our Annual Report on Form 10-K and in any other public statements that are made may prove to be incorrect. This may occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this prospectus, some of which are beyond our control, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this prospectus or other public communications that we might make as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the SEC on Forms 10-K, 10-Q and 8-K.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement we filed with the SEC using a “shelf “registration process. We may sell any combination of the securities described in this prospectus from time to time.

      The types of securities that we may offer and sell from time to time by this prospectus are:

•	debt securities, which may include guarantees of the debt securities by some or all of our subsidiaries;

•	preferred stock;

•	common stock; and

•	warrants entitling the holders to purchase common stock, preferred stock or debt securities.

      We may sell these securities either separately or in units. We may issue debt securities convertible into shares of our common stock or preferred stock. The preferred stock issued may also be convertible into shares of our common stock or another series of preferred stock. This prospectus provides a general description of the securities that may be offered. Each time we sell securities pursuant to this prospectus, we will describe in a prospectus supplement, which we will deliver with this prospectus, specific information about the offering and the terms of the particular securities offered. In each prospectus supplement we will include the following information:

•	the type and amount of securities that we propose to sell;

•	the initial public offering price of the securities;

•	the names of any underwriters or agents through or to which we will sell the securities;

•	any compensation of those underwriters or agents; and

•	information about any securities exchanges or automated quotation systems on which the securities will be listed or traded.

      In addition, the prospectus supplement may also add, update or change the information contained in this prospectus.

THE COMPANY

      Coeur d’Alene Mines Corporation is the largest primary silver producer in North America and is engaged, through its subsidiaries, in the operation and/or ownership, development and exploration of silver and gold mining properties and companies located primarily within the United States (Nevada, Idaho and Alaska), South America (Chile, Argentina and Bolivia), Australia and Africa (Tanzania). In 2004, we produced approximately 14.1 million ounces of silver and 129,300 ounces of gold. In 2003, we produced approximately 14.2 million ounces of silver and 119,500 ounces of gold.

      Our principal silver mines are located in Nevada (the Rochester Mine) in the Silver Valley region of northern Idaho (the Galena Mine), in southern Chile (the Cerro Bayo Mine) in Argentina (the Martha Mine) and in Australia (the Endeavor Mine and the Broken Hill Mine). In addition, we own or lease, either directly or through our subsidiaries, silver and gold development projects in Bolivia (the San Bartolomé silver project) and in Alaska (the Kensington gold property). We also control strategic properties with significant exploration potential close to our existing mining operations. Our customers are bullion trading banks that purchase silver and gold from us and then sell these metals to end users for use in industry applications such as electronic circuitry, in jewelry and silverware production and in the manufacture and development of photographic film. In addition, we sell high grade gold and silver concentrates to smelters in Japan, Canada, Mexico and Australia.

      We were incorporated in Idaho in 1928. Our principal executive office is located at 505 Front Avenue, P.O. Box I, Coeur d’Alene, Idaho 83814 and our telephone number is (208) 667-3511. Our website is www.coeur.com. Information contained in the web site is not incorporated by reference into this prospectus, and you should not consider information contained in the web site as part of this prospectus.

USE OF PROCEEDS

      We intend to use the net proceeds we receive from the sale of the securities as set forth in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

						Nine Months
	Years Ended December 31,					Ended

	2000	2001	2002	2003	2004	Sept. 30, 2005

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	1.33

N/A — represents coverage ratio of less than 1.

      Our earnings were inadequate to cover fixed charges for each of the last five years. Earnings were insufficient to cover fixed charges in the following amounts: $47.5 million in 2000; $3.1 million in 2001; $80.8 million in 2002, $63.9 million in 2003, $22.7 million in 2004. Earnings were adequate to satisfy fixed charges for the nine months ended September 30, 2005 totaling $0.7 million.

      For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges, and fixed charges consist of interest and that portion of rent deemed representative of interest. Fixed charges consist of interest, preferred stock dividends and that portion of rent deemed representative of interest.

RISK FACTORS

      You should carefully consider the following factors and other information contained or incorporated by reference in this prospectus before deciding to invest in the securities offered hereby.

Risks Relating to our Business

While we were profitable in the third quarter of 2005, we have incurred losses in the last five full fiscal years due to several factors, and may continue to incur losses in the future.

      We have incurred net losses in the last five full fiscal years, and have had losses from continuing operations in each of those periods. Factors that significantly contributed to our losses are:

•	until recently, historically low gold and silver market prices during those periods;

•	our deliberate pursuit of a growth policy prior to 2003 calling for the acquisition of mining properties and companies and financing such growth principally by incurring convertible indebtedness which had a high coupon rate, thereby increasing our interest expense to $17.0 million in 2000, $14.6 million in 2001, $21.9 million in 2002, $12.9 million in 2003 and $2.8 million in 2004;

•	write-offs for impaired assets and other holding costs in 2000 ($12.2 million), 2001 ($6.1 million), and 2002 ($19.0 million); and

•	losses on the early retirement of debt of $19.1 million in 2002, and $41.6 million in 2003.

      If silver and gold prices decline and we are unable to reduce our production costs, our losses may continue. If lower silver and gold prices make mining at our properties uneconomical, we may be required to recognize additional impairment write-downs, which would increase our operating losses and negatively impact our results of operations and the price of our common stock.

We may be required to incur additional indebtedness to fund our capital expenditures.

      We have historically financed our operations through the issuance of common stock and convertible debt, and may be required to incur additional indebtedness in the future. We commenced construction at the San Bartolome and Kensington projects in 2005. Construction of both projects would require a total capital investment of approximately $259.0 million. While we believe that our cash, cash equivalents and short-term investments, combined with cash flow generated from operations, will be sufficient for us to make this level of capital investment, no assurance can be given that additional capital investments will not be required to be made at these or other existing or new projects. If we are unable to generate enough cash to finance such additional capital expenditures through operating cash flow and the issuance of common stock, we may be required to issue additional indebtedness. Any additional indebtedness would increase our debt payment obligations, and may negatively impact our results of operations and the price of our common stock.

We have not had sufficient earnings to cover fixed charges in recent years.

      As a result of our net losses, our earnings were not adequate to satisfy fixed charges (i.e., interest and that portion of rent deemed representative of interest) in each of the last five full fiscal years. The amounts by which earnings were inadequate to cover fixed charges were approximately, $47.5 million in 2000, $3.1 million in 2001, $80.8 million in 2002, $63.9 million in 2003 and $22.7 million in 2004. Earnings were adequate to satisfy fixed charges for the nine months ended September 30, 2005 totaling $0.7 million. As of September 30, 2005, we are required to make fixed payments on $180 million principal amount of our 1 1/4% Senior Convertible Notes due 2024, requiring annual interest payments of approximately $2.25 million until their maturity.

      We expect to satisfy our fixed charges and other expense obligations in the future from cash flow from operations and, if cash flow from operations is insufficient, from working capital, which amounted to approximately $292.0 million at September 30, 2005. In the last five full fiscal years, we have been experiencing negative cash flow from operating activities. The amount of net cash used in our operating activities amounted to approximately $23.8 million for the year ended December 31, 2000, $29.9 million in 2001, $8.5 million in 2002, $5.1 million in 2003, $18.6 in 2004 and $7.8 million in the first nine months of 2005. The availability of future cash flow from operations or working capital to fund the payment of interest on the notes and other fixed charges will be dependent upon numerous factors, including our results of operations, silver and gold prices, levels and costs of production at our mining properties and the amount of our capital expenditures and expenditures for acquisitions, developmental and exploratory activities.

The market prices of silver and gold are volatile. If we experience low silver and gold prices it may result in decreased revenues and increased losses, and may negatively affect our business.

      Silver and gold are commodities. Their prices fluctuate, and are affected by many factors beyond our control, including interest rates, expectations regarding inflation, speculation, currency values, governmental decisions regarding the disposal of precious metals stockpiles, global and regional demand and production, political and economic conditions and other factors. Because we currently derive approximately 65% of our revenues from sales of silver, our earnings are substantially related to the price of this metal.

      The market price of silver (Handy & Harmon) and gold (London Final) on December 23, 2005 was $8.61 and $503.60 per ounce, respectively. The price of silver and gold may decline in the future. Factors that are generally understood to contribute to a decline in the price of silver include sales by private and government holders, and a general global economic slowdown.

      If the prices of silver and gold are depressed for a sustained period, our net losses will continue, we may be forced to suspend mining at one or more of our properties until the price increases, and record additional asset impairment write-downs. Any lost revenues, continued or increased net losses or additional asset impairment write-downs would affect our results of operations and the price of our common stock.

We have recorded significant write-downs of mining properties in recent years and may have to record additional write-downs, which could negatively impact our results of operations and the price of our common stock.

      Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144) established accounting standards for impairment of the value of long-lived assets such as mining properties. SFAS 144 requires a company to review the recoverability of the cost of its assets by estimating the future undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairment must be recognized when the carrying value of the asset exceeds these cash flows, and recognizing impairment write-downs has negatively impacted our results of operations in recent years.

      If silver or gold prices decline or we fail to control production costs or realize the mineable mineral reserves at our mining properties, we may recognize further asset write-downs. We also may record other types of additional mining property write-downs in the future to the extent a property is sold by us for a price less than the carrying value of the property, or if liability reserves have to be created in connection with the closure and reclamation of a property. Additional write-downs of mining properties could negatively impact our results of operations and the price of our common stock.

The estimation of mineral reserves is imprecise and depends upon subjective factors. Estimated mineral reserves may not be realized in actual production. Our operating results, and accordingly the price of our common stock and our business as a whole, may be negatively affected by inaccurate estimates.

      The ore reserve figures presented in our public filings are estimates made by our technical personnel. Reserve estimates are a function of geological and engineering analyses that require us to make assumptions about production costs and silver and gold market prices. Reserve estimation is an imprecise and subjective process and the accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation, judgment and experience. Assumptions about silver and gold market prices are subject to great uncertainty as those prices have fluctuated widely in the past. Declines in the market prices of silver or gold may render reserves containing relatively lower grades uneconomic to exploit, and we may be required to reduce reserve estimates, discontinue development or mining at one or more of our properties, or write down assets as impaired. Should we encounter mineralization or geologic formations at any of our mines or projects different from those we predicted, we may adjust our reserve estimates and alter our mining plans. Either of these alternatives may adversely affect our actual production and operating results, which in turn would impact the price of our common stock and affect our business.

      We based our reserve determinations as of December 31, 2004 on a long-term silver price average of $6.00 per ounce and a long-term gold price average of $390 per ounce, except for the Kensington reserves which are estimated using a gold price of $375. On December 23, 2005 silver (Handy & Harmon) and gold (London Final) prices were $8.61 per ounce and $503.60 per ounce, respectively.

The estimation of the ultimate recovery of metals contained within the heap leach pad inventory is inherently inaccurate and subjective and requires the use of estimation techniques. Actual recoveries can be expected to vary from estimations, which may adversely effect our operating results, and consequently our business and the price of our common stock.

      The Rochester mine utilizes the heap leach process to extract silver and gold from ore. The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which are then recovered in metallurgical processes.

      The key stages in the conversion of ore into silver and gold are (i) the blasting process in which the ore is broken into large pieces; (ii) the processing of the ore through a crushing facility that breaks it into smaller pieces; (iii) the transportation of the crushed ore to the leach pad where the leaching solution is applied; (iv) the collection of the leach solution; (v) subjecting the leach solution to the precipitation process, in which gold and silver is converted back to a fine solid; (vi) the conversion of the precipitate into doré; and (vii) the conversion by a third party refinery of the doré into refined silver and gold bullion.

      We use several integrated steps to scientifically measure the metal content of ore placed on the leach pads during the key stages of the conversion process. As the ore body is drilled in preparation for the blasting process, samples of the drill residue are assayed to determine estimated quantities of contained metal. We estimate the quantity of ore by utilizing global positioning satellite survey techniques. We then process the ore through a crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. We then transport the crushed ore to the leach pad for application of the leaching solution. As the leach solution is collected from the leach pads, we continuously sample for assaying. We measure the quantity of leach solution with flow meters throughout the leaching and precipitation process. After precipitation, the product is converted to doré, which is the final product produced by the mine. We again weigh, sample and assay the doré. Finally, a third party smelter converts the doré so we are able to determine final ounces of silver and gold available for sale. We then review this end result and reconcile it to the estimates we developed and used throughout the production process. Based on this review, we adjust our estimation procedures when appropriate.

      Our reported inventories include metals estimated to be contained in the ore on the leach pads of $53.8 million as of September 30, 2005. Of this amount, $13.9 million is reported as a current asset and $39.9 million is reported as a noncurrent asset. The distinction between current and noncurrent is based upon the expected length of time necessary for the leaching process to remove the metals from the crushed ore. The historical cost of the metal that is expected to be extracted within twelve months is classified as current and the historical cost of metals contained within the crushed ore that will be extracted beyond twelve months is classified as noncurrent.

      The estimate of both the ultimate recovery expected over time, and the quantity of metal that may be extracted relative to such twelve month period, requires the use of estimates which are inherently inaccurate since they rely upon laboratory test work. Test work consists of 60 day leach columns from which we project metal recoveries into the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience occurring over approximately eighteen years of leach pad operation at the Rochester mine. The assumptions we use to measure metal content during each stage of the inventory conversion process includes estimated recovery rates based on laboratory testing and assaying. We periodically review our estimates compared to actual experience and revise our estimates when appropriate. The length of time necessary to achieve our currently estimated ultimate recoveries of between 59% and 61.5%, depending on the area being leached, for silver and 93% for gold is estimated to be between 5 and 10 years. However, the ultimate recovery will not be known until leaching operations cease, which is currently estimated for 2011.

      When we began leach operations in 1986, based solely on laboratory testing, we estimated the ultimate recovery of silver and gold at 50% and 80%, respectively. Since 1986, we have adjusted the expected ultimate recovery three times (once in each of 1989, 1997 and 2003) based upon actual experience gained from leach operations. In 2003, we revised our estimated recoveries for silver and gold of between 59% and 61.5%, depending on the area being leached, and 93%, respectively, which increased the estimated recoverable ounces of silver and gold contained in the heap by 1.8 million ounces and 41,000 ounces, respectively.

      If our estimate of ultimate recovery requires adjustment, the impact upon our inventory valuation and upon our income statement would be as follows:

	Positive/Negative			Positive/Negative
	Change in Silver Recovery			Change in Gold Recovery

	1%	2%	3%	1%	2%	3%

Quantity of recoverable ounces	1.6 million	3.2 million	4.8 million	11,502	23,004	34,506

Positive impact on future cost of production per silver equivalent ounce for increases in recovery rates	$0.70	$1.23	$1.63	$0.34	$0.64	$0.91

Negative impact on future cost of production per silver equivalent ounce for decreases in recovery rates	$0.95	$2.32	$4.48	$0.39	$0.85	$1.39

      Inventories of ore on leach pads are valued based upon actual costs incurred to place such ore on the leach pad, less costs allocated to minerals recovered through the leach process. The costs consist of those production activities occurring at the mine site and include the costs, including depreciation, associated with mining, crushing and precipitation circuits. In addition, refining is provided by a third party refiner to place the metal extracted from the leach pad in a saleable form. These additional costs are considered in the valuation of inventory. Negative changes in our inventory valuations and correspondingly on our income statement would have an adverse impact on our results of operations and on the market price of our common stock.

Our estimates of current and non-current inventories may not be realized in actual production and operating results, which may impact the price of our common stock and negatively affect our business.

      We use estimates, based on prior production results and experiences, to determine whether heap leach inventory will be recovered more than one year in the future, and is non-current inventory, or will be recovered within one year, and is current inventory. The estimates involve assumptions that may not prove to be consistent with our actual production and operating results. We cannot determine the amount ultimately recoverable until leaching is completed. If our estimates prove inaccurate, our operating results may be less than anticipated, and the market price of our common stock would be affected, affecting our business overall.

Significant investment risks and operational costs are associated with our exploration, development and mining activities, such as San Bartolome and Kensington. These risks and costs may result in lower economic returns and may adversely affect our business and our common stock.

      Our ability to sustain or increase our present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Mineral exploration, particularly for silver and gold, involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of favorable feasibility studies, issuance of necessary permits and receipt of adequate financing.

      Development projects, such as San Bartolome and Kensington, have no operating history upon which to base estimates of future operating costs and capital requirements. Particularly for development projects items such as estimates of reserves, metal recoveries and cash operating costs are to a large extent based upon the interpretation of geologic data obtained from a limited number of drill holes and other sampling techniques and feasibility studies. Estimates of cash operating costs are then derived based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climate conditions and other factors. As a result, actual cash operating costs and economic returns of any and all development projects may materially differ from the costs and returns estimated, and accordingly, our results of operations and the price of our common stock may be negatively affected.

Our marketing of metals concentrates could be adversely affected if there were to be a significant delay or disruption of purchases by our third party smelter customers.

      We currently market our silver and gold concentrates to third party smelters in Japan, Canada and Mexico. During 2005, we concluded contracts which allow for 100% of the concentrate from Cerro Bayo previously being sold to a smelter in Japan to be sold to a Mexican smelter. The loss of any one smelter customer could have a material adverse effect on us, and accordingly on the price of our common stock, in the event of the possible unavailability of alternative smelters. No assurance can be given that alternative smelters would be timely available if the need for them were to arise, or that delays or disruptions in sales that would result in a materially adverse effect on our operations would not be experienced.

Our silver and gold production may decline, reducing our revenues and negatively impacting our business and our common stock

      Our future silver and gold production may decline as a result of an exhaustion of reserves and possible closure of mines. It is our business strategy to conduct silver and gold exploratory activities at our existing mining and exploratory properties as well as at new exploratory projects, and to acquire silver and gold mining properties and businesses that possess mineable reserves and are expected to become operational in the near future. We can provide no assurance that our silver and gold production in the future will not decline. Accordingly, our revenues from the sale of silver and gold may decline, negatively affecting our results of operations and the price of our common stock.

There are significant hazards associated with our mining activities, not all of which are fully covered by insurance. To the extent we must pay the costs associated with such risks, our business may be negatively affected as well as the price of our common stock.

      The mining business is subject to risks and hazards, including environmental hazards, industrial accidents, the encountering of unusual or unexpected geological formations, cave-ins, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, reduced production and delays in mining, asset write-downs, monetary losses and possible legal liability. Although we maintain insurance in an amount that we consider to be adequate, liabilities might exceed policy limits, in which event we could incur significant costs that could adversely affect our results of operation. Insurance fully covering many environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to us or to other companies in the industry. The realization of any significant liabilities in connection with our mining activities as described above could negatively affect our results of operations and the price of our common stock

We are subject to significant governmental regulations, and their related costs and delays may negatively affect our business and the price of our common stock.

      Our mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labor standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to our business. Although these laws and regulations have never required us to close any mine, the costs associated with compliance with such laws and regulations are substantial. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of our past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in our operations. Although we believe we are in substantial compliance with applicable laws and regulations, we cannot assure you that any such law, regulation, enforcement or private claim will not have a negative effect on our business, financial condition, results of operations, or the price of our common stock.

      Some of our mining wastes are currently exempt, to a limited extent, from the extensive set of federal Environmental Protection Agency (EPA) regulations governing hazardous waste under the Resource Conservation and Recovery Act (RCRA). If the EPA designates these wastes as hazardous under RCRA, we would be required to expend additional amounts on the handling of such wastes and to make significant expenditures to construct hazardous waste disposal facilities. In addition, if any of these wastes causes contamination in or damage to the environment at a mining facility, such facility may be designated as a “Superfund” site under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). Under CERCLA, any owner or operator of a Superfund site since the time of its contamination may be held liable and may be forced to undertake extensive remedial cleanup action or to pay for the government’s cleanup efforts. Additional regulations or requirements are also imposed upon our tailings and waste disposal areas in Idaho and Alaska under the federal Clean Water Act (CWA) and in Nevada under the Nevada Water Pollution Control Law, which implements the CWA. Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Nevada, Idaho and Alaska. Compliance with CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on our operations and, accordingly, on our business as a whole and the price of our common stock.

      In the context of environmental permits, including the approval of reclamation plans, we must comply with standards and regulations which entail significant costs and can entail significant delays. Such costs and delays could have a dramatic impact on our operations and, accordingly, on our business as a whole and the price of our common stock.

We are required to obtain government permits to expand operations or begin new operations. The costs and delays associated with such approvals could affect our operations, reduce our revenues, and negatively affect the price of our common stock and our business as a whole.

      Mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations such as the Kensington development project. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings. The duration and success of permitting efforts are contingent on many factors that are out of our control. The governmental approval process may increase costs and cause delays depending on the nature of the activity to be permitted, and could cause us to not proceed with the development of a mine. Accordingly, this approval process could harm our results of operations and negatively affect the price of our common stock and our business as a whole.

We are an international company and are exposed to risks in the countries in which we have significant operations or interests. Foreign instability or variances in foreign currencies may cause unforeseen losses, which may affect our business and the price of our common stock.

      Chile, Argentina, Bolivia and Australia are the most significant foreign countries in which we directly or indirectly own or operate mining properties or developmental projects. We also conduct exploratory projects in these countries. Argentina, while currently economically and politically stable, has experienced political instability, currency value fluctuations and changes in banking regulations in recent years. Although the governments and economies of Chile and Argentina have been relatively stable in recent years, property ownership in a foreign country is generally subject to the risk of expropriation or nationalization with inadequate compensation. During the second quarter of 2005, the government of Bolivia experienced political unrest which resulted in the resignation of that country’s President and the appointment of a temporary President. The country has scheduled a new election for December 2005. As a result of this political uncertainty, we are continuing the development of the San Bartolome project but have lengthened the construction period pending the outcome of the scheduled election. As a result, it is possible that the previously estimated construction period of 20 months will be impacted. We will continue to monitor the events in Bolivia and will update the expected construction period and the estimated date of commercial production as future events unfold. Any foreign operations or investment may also be adversely affected by exchange controls, currency fluctuations, taxation and laws or policies of particular countries as well as laws and policies of the United States affecting foreign trade investment and taxation. We may enter into agreements which require us to purchase currencies of foreign countries in which we do business in order to ensure fixed exchange rates. In the event that actual exchange rates vary from those set forth in the hedge contracts, we will experience U.S. dollar-denominated currency gains or losses. Future economic or political instabilities or changes in the laws of foreign countries in which we have significant operations or interests and unfavorable fluctuations in foreign currency exchange rates could negatively impact our foreign operations and our business as whole. The price of our common stock could be affected as a result.

Any of our future acquisitions may result in significant risks, which may adversely affect our business and the price of our common stock.

      An important element of our business strategy is the opportunistic acquisition of silver and gold mines, properties and businesses. While it is our practice to engage independent mining consultants to assist in evaluating and making acquisitions, any mining properties we may acquire may not be developed profitably or, if profitable when acquired, that profitability might not be sustained. In connection with any future acquisitions, we may incur indebtedness or issue equity securities, resulting in dilution of the percentage ownership of existing shareholders. We intend to seek shareholder approval for any such acquisitions to the extent required by applicable law, regulations or stock exchange rules. We cannot predict the impact of future acquisitions on the price of our business or our common stock. Unprofitable acquisitions, or additional indebtedness or issuances of securities in connection with such acquisitions, may impact the price of our common stock and negatively affect our results of operations.

Our ability to find and acquire new mineral properties is uncertain. Accordingly, our prospects are uncertain for the future growth of our business and the ongoing price of our common stock.

      Because mines have limited lives based on proven and probable reserves, we are continually seeking to replace and expand our reserves. Identifying promising mining properties is difficult and speculative. Furthermore, we encounter strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing silver and gold. Many of these companies have greater financial resources than we do. Consequently, we may be unable to replace and expand current reserves through the acquisition of new mining properties on terms we consider acceptable. As a result, our revenues from the sale of silver and gold may decline, resulting in lower income, reduced growth and a decrease in the market price of our common stock.

Third parties may dispute our unpatented mining claims, which could result in losses affecting our business and the market price of our common stock.

      The validity of unpatented mining claims, which constitute a significant portion of our property holdings in the United States, is often uncertain and may be contested. Although we have attempted to acquire satisfactory title to undeveloped properties, we, in accordance with mining industry practice, do not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of our mining claims could result in litigation, insurance claims, and potential losses affecting our business as a whole. The price of our common stock could be affected as a result.

Risks Relating to Our Common Stock

The market price of our common stock has been volatile and may decline.

      The market price of our common stock has been volatile and may decline in the future. The high and low closing sale prices of our common stock on the New York Stock Exchange were $1.95 and $0.65 in 2001, $2.36 and $0.79 in 2002; $5.78 and $1.16 in 2003, $7.67 and $3.10 in 2004 and $4.37 and $2.77 for the ten months ended October 31, 2005. The closing sale price on the New York Stock Exchange at December 23 was $4.01 per share.

      The market price of our common stock historically has fluctuated widely and been affected by many factors beyond our control. These factors include:

•	the market prices of silver and gold;

•	general stock market conditions;

•	interest rates;

•	expectations regarding inflation;

•	currency values; and

•	global and regional political and economic conditions and other factors.

We do not anticipate paying dividends on our common stock, which limits the way in which you may realize any returns on your investment.

      We do not anticipate paying any cash dividends on our common stock at this time. Therefore, holders of our common stock will likely not receive a dividend return on their investment and there is a significant likelihood that holders of our common stock will not realize any value through the receipt of cash dividends.

Our future operating performance may not generate cash flows sufficient to meet our debt payment obligations, and our indebtedness could negatively impact holders of our common stock.

      Our ability to make scheduled debt payments on our outstanding indebtedness will depend on our future operating performance and cash flow. As of September 30, 2005, we are required to make fixed payments on $180 million principal amount of our 1 1/4% Senior Convertible Notes due 2024, requiring annual interest payments of approximately $2.25 million until their maturity. Our operating performance and cash flow, in part, are subject to economic factors beyond our control, including the market prices of silver and gold. We may not be able to generate enough cash flow to meet our obligations and commitments. If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets, or issue equity to obtain the necessary funds. We cannot predict whether we will be able to refinance our debt, issue equity, or dispose of assets to raise funds on a timely basis or on satisfactory terms.

      We incurred net losses of $16.9 million in fiscal 2004, $66.2 million in fiscal 2003, $80.8 million in fiscal 2002, and $3.1 million in fiscal 2001. These losses could continue.

      Our indebtedness could negatively impact holders of our common stock in many ways, including:

•	reducing funds available to support our business operations and for other corporate purposes because portions of our cash flow from operations must be dedicated to the payment of principal and interest on our debt;

•	impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes; and

•	making us more vulnerable to a downturn in general economic conditions or in our business.

We are subject to anti-takeover provisions in our charter and in our contracts that could delay or prevent an acquisition of Coeur even if such an acquisition would be beneficial to our stockholders.

      The provisions of our articles of incorporation and our contracts could delay or prevent a third party from acquiring us, even if doing so might be beneficial to our stockholders. Some of these provisions:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock; and

•	require that a “fair price” be paid in some business transactions.

      We have also implemented a shareholder rights plan which could delay or prevent a third party from acquiring us.

DESCRIPTION OF DEBT SECURITIES

      The following sets forth certain general terms and provisions of the indentures under which the debt securities are to be issued. The particular terms of the debt securities to be sold by us will be set forth in a prospectus supplement relating to such debt securities.

      The debt securities will represent unsecured general obligations of the Company, unless otherwise provided in the prospectus supplement. As indicated in the applicable prospectus supplement, the debt securities will either be senior debt, senior to all future subordinated indebtedness of the Company and pari passu with other current and future unsecured, unsubordinated indebtedness of the Company or, in the alternative, subordinated debt subordinate in right of payment to current and future senior debt and pari passu with other future subordinated indebtedness of the Company. The debt securities will be issued under an indenture in the form that has been filed as an exhibit to the registration statement of which this prospectus is a part, subject to such amendments or supplemental indentures as are adopted from time to time. The indentures will be executed by the Company and one or more trustees. The following summary of certain provisions of the indentures does not purport to be complete and is subject to, and qualified in its entirety by, reference to all the provisions of the indentures, including the definitions therein of certain terms. Wherever particular sections or defined terms of the indentures are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

General

      The indentures will not limit the amount of debt securities that may be issued thereunder. Reference is made to the prospectus supplement of the following terms of the debt securities offered pursuant thereto: (i) designation (including whether they are senior debt or subordinated debt and whether such debt is convertible), aggregate principal amount, purchase price and denomination; (ii) the date of maturity; (iii) interest rate or rates (or method by which such rate will be determined), if any; (iv) the dates on which any such interest will be payable and the method of payment (cash or common stock); (v) the place or places where the principal of and interest, if any, on the debt securities will be payable; (vi) any redemption or sinking fund provisions; (vii) any rights of the holders of debt securities to convert the debt securities into other securities or property of the Company; (viii) the terms, if any, on which such debt securities will be subordinate to other debt of the Company; (ix) if other than the principal amount hereof, the portion of the principal amount of the debt securities that will be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy; (x) any events of default in addition to or in lieu of those described herein and remedies therefor; (xi) any trustees, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the debt securities; (xii) listing (if any) on a securities exchange; (xiii) whether such debt securities will be certificated or in book-entry form; and (xiv) any other specific terms of the debt securities, including any additional events of default or covenants provided for with respect to debt securities, and any terms that may be required by or advisable under United States laws or regulations.

      Debt securities may be presented for exchange, conversion or transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the indentures.

      Debt securities will bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that, at the time of issuance, is below the prevailing market rate, will be sold at a discount below its stated principal amount. Special United States federal income tax considerations applicable to any such discounted debt securities or to any debt securities issued at par that is treated as having been issued at a discount for United States income tax purposes will be described in the relevant prospectus supplement.

      The indentures will not contain any covenant or other specific provision affording protection to holders of the debt securities in the event of a highly leveraged transaction or a change in control of the Company, except to the limited extent described below under “— Consolidation, Merger and Sale of Assets.” The Company’s Articles of Incorporation also contains other provisions which may prevent or limit a change of control. See “Description of Capital Stock.”

Modification and Waiver

      Each indenture will provide that modifications and amendments of such indenture may be made by the Company and the applicable trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities issued under such indenture that are affected by the modification or amendment voting as one class; provided that no such modification or amendment may, without the consent of the holder of each such debt security affected thereby, among other things: (a) extend the final maturity of such debt securities, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or reduce the amount of the principal of debt securities issued with original issue discount that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, or extend the time or reduce the amount of any payment to any sinking fund or analogous obligation relating to such debt securities, or materially and adversely affect any right to convert such debt securities in accordance with such indenture or impair or affect the right of any holder of debt securities to institute suit for the payment thereof or, if such debt securities provide therefor, any right of repayment at the option of the holder, (b) reduce the aforesaid percentage of such debt securities of any series, the consent of the holders of which is required for any such supplemental indenture, (c) reduce the percentage of such debt securities of any series necessary to consent to waive any past default under such indenture to less than a majority, or (d) modify any of the provisions of the sections of such indenture relating to supplemental indentures with the consent of the holders, except to increase any such percentage or to provide that certain other provisions of such indenture cannot be modified or waived without the consent of each holder affected thereby, provided, however, that this clause shall not be deemed to require the consent of any holder with respect to changes in the references to “the trustee” and concomitant changes in such section or the deletion of this proviso.

      Each indenture will provide that a supplemental indenture that changes or eliminates any covenant or other provision of such indenture that has expressly been included solely for the benefit of one or more particular series of debt securities, or that modifies the rights of the holders of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under such indenture of the holders of debt securities of any other series.

      The indenture in the form that has been filed as an exhibit to the registration statement of which this prospectus is a part and each supplemental indenture entered into thereunder will provide that the Company and the applicable trustee may, without the consent of the holders of any series of debt securities issued thereunder, enter into additional supplemental indentures for one of the following purposes: (1) to secure any debt securities issued thereunder; (2) to evidence the succession of another corporation to the Company and the assumption by any such successor of the covenants, agreements and obligations of the Company in such indenture and in the debt securities issued thereunder; (3) to add to the covenants of the Company or to add any additional events of default; (4) to cure any ambiguity, to correct or supplement any provision in such indenture that may be inconsistent with any other provision of such indenture or to make any other provisions with respect to matters or questions arising under such indenture, provided that such action shall not adversely affect the interests of the holders of any series of debt securities issued thereunder in any material respect; (5) to establish the form and terms of debt securities issued thereunder; (6) to evidence and provide for a successor trustee under such indenture with respect to one or more series of debt securities issued thereunder or to provide for or facilitate the administration of the trusts under such indenture by more than one trustee; (7) to permit or facilitate the issuance of debt securities in global form or bearer form or to provide for uncertificated debt securities to be issued thereunder; (8) to change or eliminate any provision of such indenture, provided that any such change or elimination shall become effective only when there are no debt securities outstanding of any series created prior to the execution of such supplemental indenture that are entitled to the benefit of such provision; or (9) to amend or supplement any provision contained in such indenture, which was required to be contained in the indenture in order for the indenture to be qualified under the Trust indenture Act of 1939, if the Trust indenture Act of 1939 or regulations thereunder change what is so required to be included in qualified indentures, in any manner not inconsistent with what then may be required for such qualification.

Events of Default

      Unless otherwise provided in any prospectus supplement, the following will be events of default under each indenture with respect to each series of debt securities issued thereunder: (a) failure to pay principal (or premium, if any) on any series of the debt securities outstanding under such indenture when due; (b) failure to pay any interest on any series of the debt securities outstanding under such indenture when due, continued for 30 days; (c) default in the payment, if any, of any sinking fund installment when due, payable by the terms of such series of debt securities; (d) failure to perform any other covenant or warranty of the Company contained in such indenture or such debt securities continued for 90 days after written notice; (e) certain events of bankruptcy, insolvency or reorganization of the Company; and (f) any other event of default provided in a supplemental indenture with respect to a particular series of debt securities. In case an event of default described in (a), (b) or (c) above shall occur and be continuing with respect to any series of such debt securities, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of such series then outstanding (each such series acting as a separate class) may declare the principal (or, in the case of discounted debt securities, the amount specified in the terms thereof) of such series to be due and payable. In case an event of default described in (d) above shall occur and be continuing, the applicable trustee or the holders of not less than 25% in aggregate principal amount of all debt securities of each affected series then outstanding under such indenture (treated as one class) may declare the principal (or, in the case of discounted debt securities, the amount specified in the terms thereof) of all debt securities of all such series to be due and payable. If an event of default described in (e) above shall occur and be continuing then the principal amount (or, in the case of discounted debt securities, the amount specified in the terms thereof) of all the debt securities outstanding shall be and become due and payable immediately, without notice or other action by any holder or the applicable trustee, to the full extent permitted by law. Any event of default with respect to particular series of debt securities under such indenture may be waived by the holders of a majority in aggregate principal amount of the outstanding debt securities of such series (voting as a class), except in each case a failure to pay principal of or premium, if any, or interest on such debt securities or a default in respect of a covenant or provision which cannot be modified or amended without the consent of each holder affected thereby.

      Each indenture will provide that the applicable trustee may withhold notice to the holders of any default with respect to any series of debt securities (except in payment of principal of or interest or premium on, or sinking fund payment in respect of, the debt securities) if the applicable trustee considers it in the interest of holders to do so.

      The Company will be required to furnish to each trustee annually a statement as to its compliance with all conditions and covenants in the applicable indenture.

      Each indenture will contain a provision entitling the applicable trustee to be indemnified by the holders before proceeding to exercise any trust or power under such indenture at the request of such holders. Each indenture will provide that the holders of a majority in aggregate principal amount of the then outstanding debt securities of any series may direct the time, method and place of conducting any proceedings for any remedy available to the applicable trustee or of exercising any trust or power conferred upon the applicable trustee with respect to the debt securities of such series; provided, however, that the applicable trustee may decline to follow any such direction if, among other reasons, the applicable trustee determines in good faith that the actions or proceedings as directed may not lawfully be taken, would involve the applicable trustee in personal liability or would be unduly prejudicial to the holders of the debt securities of such series not joining in such direction. The right of a holder to institute a proceeding with respect to the applicable indenture will be subject to certain conditions precedent including, without limitation, that the holders of not less than 25% in aggregate principal amount of the debt securities of such series then outstanding under such indenture make a written request upon the applicable trustee to exercise its powers under such indenture, indemnify the applicable trustee and afford the applicable trustee reasonable opportunity to act, but the holder has an absolute right to receipt of the principal of, premium, if any, and interest when due on the debt securities, to require conversion of debt securities if such indenture provides for convertibility at the option of the holder and to institute suit for the enforcement thereof.

Consolidation, Merger and Sale of Assets

      Each indenture will provide that the Company may not consolidate with, merge into or sell, convey or lease all or substantially all of its assets to any person unless the Company is the surviving corporation or the successor person is a corporation organized under the laws of any domestic jurisdiction and assumes the Company’s obligations on the debt securities issued thereunder, and under such indenture, and after giving effect thereto no event of default, and no event that, after notice or lapse of time or both, would become an event of default shall have occurred and be continuing, and that certain other conditions are met.

Certain Covenants

      Existence. Except as permitted under “— Consolidation, Merger or Sale of Assets,” the indentures will require the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (by Articles of Incorporation, Bylaws and statute) and franchises; provided, however, that the Company will not be required to preserve any right or franchise if its board of directors determines that the preservation thereof is no longer desirable in the conduct of its business.

      Maintenance of Properties. The indentures will require the Company to cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its subsidiaries will not be prevented from selling or otherwise disposing of their properties for value in the ordinary course of business.

      Insurance. The indentures will require the Company to cause each of its and its subsidiaries’ insurable properties to be insured against loss or damage with insurers of recognized responsibility and, if described in the applicable prospectus supplement, in specified amounts and with insurers having a specified rating from a recognized insurance rating service.

      Payment of Taxes and Other Claims. The indentures will require the Company to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon the income, profits or property of the Company or any subsidiary and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith.

      Provision of Financial Information. Whether or not the Company is subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the indentures will require the Company, within 15 days of each of the respective dates by which the Company would have been required to file annual reports, quarterly reports and other documents with the SEC if the Company were so subject, (i) to transmit by mail to all holders of debt securities, as their names and addresses appear in the applicable register for such debt securities, without cost to the holders, copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such sections, (ii) to file with the applicable trustee copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such sections and (iii) to supply, promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of the documents to any prospective holder.

      Additional Covenants. Any additional covenants of the Company with respect to any series of debt securities will be set forth in the prospectus supplement relating thereto.

Conversion Rights

      The terms and conditions, if any, upon which the debt securities are convertible into Common Stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of redemption of such debt securities and any restrictions on conversion.

Discharge, Defeasance and Covenant Defeasance

      Each indenture will provide with respect to each series of debt securities issued thereunder that the Company may terminate its obligations under such debt securities of a series and such indenture with respect to debt securities of such series if: (i) all debt securities of such series previously authenticated and delivered, with certain exceptions, have been delivered to the applicable trustee for cancellation and the Company has paid all sums payable by it under the indenture; or (ii) (A) the debt securities of such series mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the applicable trustee for giving the notice of redemption, (B) the Company irrevocably deposits in trust with the applicable trustee, as trust funds solely for the benefit of the holders of such debt securities, for that purpose, money or U.S. government obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the applicable trustee), without consideration of any reinvestment, to pay principal of and interest on the debt securities of such series to maturity or redemption, as the case may be, and to pay all other sums payable by it under such indenture, and (C) the Company delivers to the applicable trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in such indenture relating to the satisfaction and discharge of such indenture with respect to the debt securities of such series have been complied with. With respect to the foregoing clause (i), only the Company’s obligations to compensate and indemnify the applicable trustee under the indenture shall survive. With respect to the foregoing clause (ii) only the Company’s obligations to execute and deliver debt securities of such series for authentication, to maintain an office or agency in respect of the debt securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of debt securities of such series, to deliver debt securities of such series for replacement or to be canceled, to compensate and indemnify the applicable trustee and to appoint a successor trustee, and its right to recover excess money held by the applicable trustee shall survive until such debt securities are no longer outstanding. Thereafter, only the Company’s obligations to compensate and indemnify the applicable trustee and its right to recover excess money held by the applicable trustee shall survive.

      Each indenture will provide that the Company (i) will be deemed to have paid and will be discharged from any and all obligations in respect of the debt securities issued thereunder of any series, and the provisions of such indenture will, except as noted below, no longer be in effect with respect to the debt securities of such series and (ii) may omit to comply with any term, provision, covenant or condition of such indenture, and such omission shall be deemed not to be an event of default under clause (d) of the first paragraph of “— Events of Default” with respect to the outstanding debt securities of such series; provided that the following conditions shall have been satisfied: (A) the Company has irrevocably deposited in trust with the applicable trustee as trust funds solely for the benefit of the holders of the debt securities of such series, for payment of the principal of and interest of the debt securities of such series, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the applicable trustee) without consideration of any reinvestment and after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the applicable trustee, to pay and discharge the principal of and accrued interest on the outstanding debt securities of such series to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the applicable trustee), as the case may be; (B) such deposit will not result in a breach or violation of, or constitute a default under, such indenture or any other material agreement or instrument to which the Company is a party or by which it is bound; (C) no default with respect to such debt securities of such series shall have occurred and be continuing on the date of such deposit; (D) the Company shall have delivered to such trustee an opinion of counsel that (1) the holders of the debt securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of the Company’s exercise of its option under this provision of such indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred, and (2) the holders of the debt securities of such series have a valid security interest in the trust funds subject to no prior liens under the Uniform Commercial Code; and (E) the Company has delivered to the applicable trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in such indenture relating to the defeasance contemplated have been complied with. In the case of legal defeasance under clause (i) above, the opinion of counsel referred to in clause (D)(l) above may be replaced by a ruling directed to the applicable trustee received from the Internal Revenue Service to the same effect. Subsequent to a legal defeasance under clause (i) above, the Company’s obligations to execute and deliver debt securities of such series for authentication, to maintain an office or agency in respect of the debt securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of debt securities of such series, to deliver debt securities of such series for replacement or to be canceled, to compensate and indemnify the applicable trustee and to appoint a successor trustee, and its right to recover excess money held by the applicable trustee shall survive until such debt securities are no longer outstanding. After such debt securities are no longer outstanding, in the case of legal defeasance under clause (i) above, only the Company’s obligations to compensate and indemnify the applicable trustee and its right to recover excess money held by the applicable trustee shall survive.

Applicable Law

      The indentures will provide that the debt securities and the indentures will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF WARRANTS

      We may issue warrants for the purchase of our debt securities, preferred stock, or common stock or units of two or more of these types of securities. Warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from these securities. Each series of warrants will be issued under a separate warrant agreement. We will distribute a prospectus supplement with regard to each issue or series of warrants.

Warrants to Purchase Debt Securities

      Each prospectus supplement for warrants to purchase debt securities will describe:

•	the title of the debt warrants;

•	the aggregate number of the debt warrants;

•	the price or prices at which the debt warrants will be issued;

•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants;

•	if applicable, the number of the warrants issued with a specified principal amount of our debt securities or each share of our preferred stock or common stock;

•	if applicable, the date on and after which the debt warrants and the related securities will be separately transferable;

•	the principal amount of and exercise price for debt securities that may be purchased upon exercise of each debt warrant;

•	the maximum or minimum number of the debt warrants which may be exercised at any time;

•	if applicable, a discussion of any material federal income tax considerations; and

•	any other material terms of the debt warrants and terms, procedures and limitations relating to the exercise of the debt warrants.

      Certificates for warrants to purchase debt securities will be exchangeable for new debt warrant certificates of different denominations. Warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement.

Warrants to Purchase Preferred Stock and Common Stock

      Each prospectus supplement for warrants to purchase preferred stock or common stock, will describe:

•	the title of the warrants;

•	the securities for which the warrants are exercisable;

•	the price or prices at which the warrants will be issued;

•	if applicable, the number of the warrants issued with a specified principal amount of our debt securities or each share of our preferred stock or common stock;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	any provisions for adjustment of the number or amount of shares of our preferred stock or common stock receivable upon exercise of the warrants or the exercise price of the warrants;

•	if applicable, a discussion of material federal income tax considerations; and

•	any other material terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Exercise of Warrants

      Each warrant will entitle the holder of the warrant to purchase the principal amount of debt securities or shares of preferred stock or common stock at the exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered in the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

      Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities or shares of preferred stock or common stock to be purchased upon such exercise. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

      Prior to the exercise of any warrants to purchase debt securities, preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock purchasable upon exercise, including:

•	in the case of warrants for the purchase of debt securities, the right to receive payments of principal of, or any premium or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

•	in the case of warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

DESCRIPTION OF CAPITAL STOCK

Common Stock

      We are authorized to issue up to 500,000,000 shares of common stock, par value $1.00 per share, of which, at October 31, 2005:

•	250,919,915 shares were outstanding and 1,059,211 shares were held as treasury stock;

•	23,684,211 shares were reserved for issuance upon the conversion of our $180 million principal amount of outstanding 1.25% Convertible Senior Notes due 2024;

•	7,313,590 shares were reserved for issuance under our Executive Compensation Program; and

•	958,601 shares were reserved for issuance under our Non-Employee Directors Stock Option Plan.

      The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Holders may not cumulate their votes in elections of directors. Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of our liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other security. The outstanding common stock is fully-paid and non-assessable.

      Our Articles of Incorporation include in effect a fair price provision, applicable to some business combination transactions in which we may be involved. The provision requires that an interested shareholder (defined to mean a beneficial holder of 10% or more of our outstanding shares of common stock) not engage in specified transactions (e.g., mergers, sales of assets, dissolution and liquidation) unless one of three conditions is met:

•	a majority of the directors who are unaffiliated with the interested shareholder and were directors before the interested shareholder became an interested shareholder approve the transaction;

•	holders of 80% or more of the outstanding shares of common stock approve the transaction; or

•	the shareholders are all paid a “fair price,” i.e., generally the higher of the fair market value of the shares or the same price as the price paid to shareholders in the transaction in which the interested shareholder acquired its block.

      By discouraging some types of hostile takeover bids, the fair price provision may tend to insulate our current management against the possibility of removal. We are not aware of any person or entity proposing or contemplating such a transaction.

      The transfer agent and registrar for our common stock, which is listed on the New York Stock Exchange, is ChaseMellon Shareholder Services, L.L.C., Ridgefield Park, N.J.

Preferred Stock

      We are authorized to issue up to 10,000,000 shares of preferred stock, par value $1.00 per share, no shares of which are outstanding. The Board of Directors has the authority to determine the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences, redemption prices, sinking fund terms on any series of preferred stock, the number of shares constituting any such series and the designation thereof. Holders of preferred stock have no preemptive rights. The Company reserves for issuance a sufficient number of Series B Preferred Stock for operation of its rights plan, as described below.

      On May 11, 1999, the Board of Directors of the Company declared a dividend distribution of one right for each outstanding share of our common stock. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series B Preferred Stock at a purchase price of $100 in cash, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement, dated as of May 11, 1999, between us and ChaseMellon Shareholder Services, L.L.C., as rights agent. The rights are not exercisable or detachable from the common stock until ten days after any person or group acquires 20% or more (or commences a tender offer for 30% or more) of our common stock. If any person or group acquires 30% or more of our common stock or acquires us in a merger or other business combination, each right (other than those held by the acquiring person) will entitle the holder to purchase preferred stock of Coeur d’Alene Mines or common stock of the acquiring company having a market value of approximately two times the $100 exercise price. The rights expire on May 24, 2009, and can be redeemed by us at any time prior to their becoming exercisable. Shares of common stock issued prior to the expiration date of the rights upon conversion of our debentures will be accompanied by rights.

PLAN OF DISTRIBUTION

      The securities being offered by this prospectus may be sold by us:

•	through agents,

•	to or through underwriters,

•	through broker-dealers (acting as agent or principal),

•	directly by us to purchasers, through a specific bidding or auction process or otherwise, or

•	through a combination of any such methods of sale.

      The distribution of securities may be effected from time to time in one or more transactions, including block transactions and transactions on the New York Stock Exchange or any other organized market where the securities may be traded. The securities may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash or another form negotiated by the parties. Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or from the purchasers of the securities. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts. If such dealers or agents were deemed to be underwriters, they may be subject to statutory liabilities under the Securities Act.

      Agents may from time to time solicit offers to purchase the securities. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the securities and set forth any compensation payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent selling the securities covered by this prospectus may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities.

      If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or under delayed delivery contracts or other contractual commitments. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. The applicable prospectus supplement will set forth the managing underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of securities, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. The prospectus and prospectus supplement will be used by the underwriters to resell the securities.

      If a dealer is used in the sale of the securities, we, or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the prospectus supplement the name of the dealer and the terms of the transactions.

      We may directly solicit offers to purchase the securities and we may make sales of securities directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

      Agents, underwriters and dealers may be entitled under agreements which may be entered into with us to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. If required, the prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or our subsidiaries in the ordinary course of business.

      Under the securities laws of some states, the securities offered by this prospectus may be sold in those states only through registered or licensed brokers or dealers.

      Any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

      Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act that stabilize, maintain or otherwise affect the price of the offered securities. For a description of these activities, see the information under the heading “Underwriting” in the applicable prospectus supplement.

LEGAL MATTERS

      In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by Kelli Kast, General Counsel of Coeur d’Alene Mines Corporation, or Gibson, Dunn & Crutcher LLP, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

      Our consolidated financial statements as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The report of KPMG LLP on the aforementioned consolidated financial statements contains an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligation, as of January 1, 2003. The report of KPMG LLP on the aforementioned management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses an opinion that we did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains explanatory paragraphs describing that (1) we did not have policies and procedures in place to ensure that the initial determination and subsequent monitoring of factors affecting the realization of deferred tax assets, including the associated deferred tax asset valuation allowances, were sufficient to result in the reporting of deferred tax assets, including the related deferred tax asset valuation allowances, in accordance with U.S. generally accepted accounting principles, and we did not have effective review procedures associated with its accounting for income taxes and related disclosures, (2) we did not have effective review procedures in place to ensure that our Chilean operations properly applied accounting principles relative to depletion, and (3) we did not have effective policies and procedures in place to review and approve the propriety of non-standard journal entries and accounting for our foreign non-routine transactions.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549; The Woolworth Building, 233 Broadway, New York, New York 10279; and 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities.

      We filed a registration statement on Form S-3 with the SEC to register the securities being offered in this prospectus. This is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information about us and our financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005;

•	Our Current Reports on Form 8-K dated April 7, 2005, July 1, 2005, August 12, 2005, September 13, 2005, October 15, 2005 and November 22, 2005; and

•	The description of our common stock contained in our Registration Statement on Form 8-A (File No. 1-08641), filed March 28, 1990, and any amendments or reports filed for the purpose of updating that description.

      We incorporate by reference any additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than those “furnished” pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC) from the date of the registration statement of which this prospectus is a part until the termination of the offering of the securities. If anything in a report or document we file after the date of this prospectus changes anything in it, this prospectus will be deemed to be changed by that subsequently filed report or document beginning on the date the report or document is filed.

      You may request a copy of these filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

Corporate Secretary

Coeur d’Alene Mines Corporation
400 Coeur d’Alene Mines Building
505 Front Avenue
Coeur d’Alene, Idaho 83814

      Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

          You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus supplement and the accompanying prospectus is accurate as of any date other than the respective dates on the front of these documents.

22,000,000 Shares
Common Stock
Joint Book-Running Managers
Deutsche Bank Securities
JPMorgan
Co-Managers
Bear, Stearns & Co. Inc.
RBC Capital Markets
Subject to completion, dated March 14, 2006
Prospectus Supplement
(to Prospectus dated December 27, 2005)
March      , 2006